                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                             ---------------------
                               AMENDMENT NO. 3 TO

                                   FORM 10-SB
                              ---------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------

                          DIGITALREACH HOLDINGS, INC.
                          ---------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                     52-2262373
   -------------------------------                  ----------------
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                 Identification No.)

11845 West Olympic Boulevard, Suite 1140
     Los Angeles, California                              90064
-----------------------------------------               ---------
(Address of principal executive offices)                (Zip code)

Issuer's telephone number: (310) 477-7395

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act: None


                           Common Stock (no par value)
                          Preferred Stock (no par value)
                           ---------------------------
                                (Title of Class)

                        Page One of Ninety-Four Pages
                      Exhibit Index is Located at Page 92.

                                TABLE OF CONTENTS

                                                                         Page
                                      PART I

ITEM 1. DESCRIPTION OF BUSINESS ........................................ 5

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
        CONDITION AND RESULTS OF OPERATIONS............................. 12

ITEM 3  DESCRIPTION OF PROPERTY ........................................ 14

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT...................................................... 14

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
        PERSONS ........................................................ 16

ITEM 6. EXECUTIVE COMPENSATION.......................................... 18

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................. 19

ITEM 8. DESCRIPTION OF SECURITIES....................................... 19


                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
        MATTERS ........................................................ 20

ITEM 2. LEGAL PROCEEDINGS .............................................. 24

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON
        ACCOUNTING AND FINANCIAL DISCLOSURE ............................ 25

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES......................... 26

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS....................... 29

                                     -2-


                                      PART F/S

        FINANCIAL STATEMENTS ........................................... 31

              A.  Future Projects VII, Corp, Financial Statements as of
                  December 31, 1999..................................... 31

              B.  Consolidated Financial Statements as of December 31,
                  2000 ................................................. 41

              C.  Consolidated Financial Statements as of June 30,
                  2001 ................................................. 59

              D.  Consolidated Financial Statements as of December 31,
                  2001 ................................................. 75

                                     PART III

ITEM 1.  EXHIBIT INDEX ................................................. 92

              A.  EXHIBITS INCORPORATED BY REFERENCE ................... 92

         SIGNATURES. ................................................... 94

                                     -3-

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     DigitalReach Holdings, Inc., formerly known as Berten USA Holdings, Inc., (the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements.

     This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) technology advancements as they relate to the communications and consumer electronics industries; and, (iv) the Company's financing plans.

     Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on new product development, competition, and technological change.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

     Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     A.  BACKGROUND

     The Company was organized on June 3, 1997 as Future Projects VII Corp. under the laws of the State of Florida.

     The Company's articles of incorporation was amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc., as well as a change in par value of its common stock from $0.001 par value to no par value.

     On July 13, 2001, the Company again amended its articles of incorporation to change its name to DigitalReach Holdings, Inc. and to assign a par value of $0.0001 for its common stock.

     The Company expanded its development stage operations by acquiring 100% of the outstanding stock of Net Dynamics, Inc., a Nevada corporation (formerly known as DigitalReach International, Inc.).

     Pursuant to a Stock Purchase Agreement with Promissory Note dated August 1, 2000, Net Dynamics, Inc., bought 65% of the outstanding stock of digitalReach Corporation, a Virginia corporation formerly known as Web Ventures Corporation (hereinafter "DRC").

     Registrant formerly had another subsidiary, Berten USA, Inc., a Nevada corporation (formerly "DP Development Company"), a development stage company. However, Berten USA, Inc. was spun-off effective December 31, 2000.

     B.  OPERATIONS

     DRC is a developer and provider of People Asset Management(TM) software solutions and integration services that are aimed at transforming the way organizations plan for, hire and retain human resources. The suite of software and management tools is an application that precisely matches employers' job requirements to the skill sets of potential candidates. By addressing the challenges of human resources workforce management, digitalReach empowers organizations to make better business decisions while saving both time and money.

     DRC's flagship product is an evolutionary software technology that transforms the process of hiring and managing internal and external workforces into the streamlined practice of People Asset Management.
Employers enter job requests using information from the skills library, a pre-populated database of thousands of industry standard skills. Employees and candidates use the same skills database to complete detailed Applicant Profiles, identifying their business experience, work-related skills, education and accomplishments. To save time, templates are available to assist in the creation process and may be further customized for accuracy. Empowering employers and employees to speak the same language allows DRC to precisely match Applicant Profiles and Job Requests without the chore of sorting through hundreds of resumes. Easily implemented, DRC creates an efficient in-house process that can be customized to fit your People Asset Managements(TM)needs.

     The DRC Prototype functionality was increased in version 2.0 with the addition of a keyword search engine, skills match engine, and dialogue capability via a two-way bulletin board. Front-end user interface appearance was also updated. Prototype version 1.0 features included an accurate and powerful precision match engine, the core of the DRC People Asset Management
(PAM) solution, that enables both employers and candidates to post, edit, save, and match job postings and resumes.

     The Alpha release of intraReach v1.0 took place in the third quarter of 2000. The Alpha release is a fully functional product available for testing and trial use by initial clients.

     The Alpha release represented a significant evolution from Prototype II announced on August 25, 2000. Additional features included: a first generation Skills Library, Smart Search capability, and more comprehensive digital matching capability. The Alpha release was the first step beyond proof of concept prototypes towards a fully functional, commercial version of the product.

     In December 2000, DRC announced that Paragon Dynamics, Inc. had completed a pilot trial of intraReach(TM), a People Asset Management software solution. Trial of the Alpha release of intraReach(TM)by Paragon took place in November. Feedback on the intraReach(TM) product from Paragon was highly positive. Paragon Dynamics confirmed its desire to move into a beta-trial relationship with DRC, and plans to become one of the first DRC customers when the commercial release becomes available. Paragon Dynamics, Inc. is a software implementation and engineering company based in Englewood, Colorado.

     In March 2001, the Beta version was handed over from the software development team to the professional services group. DRC also announced that the first external Beta installation will take place at Paragon Dynamics.

     The current global downturn in internet stock performance affected the funding scenario and forced Registrant and its subsidiary, DRC, to look for cost-effective sites for product development in order to minimize overhead. Revised product development plan is being finalized.

     C.  GOVERNMENTAL REGULATIONS

     Registrant and its subsidiary, DRC, are not subject to any extraordinary governmental regulations.

     D.  RISK FACTORS

     The Company's business is subject to certain risk factors, including the following:

          1. There is significant competition in the market for job search portals and software.

     Registrant believes that the principal competitive factors in the market for job matching portals and software are name recognition, performance, ease of use and functionality of products.

     DRC will encounter competition from other firms and established institutions, most of which are larger, have longer histories of operations and have greater financial, marketing and other resources than those of DRC.

     No assurances can be provided that DRC will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

          2. The Company's Independent Auditors have expressed a going concern opinion.

     As a result of the Company's continued losses from operations and with no established source of revenues, there is some doubt about the Company's ability to continue as a going concern and, as a result, the Company's independent auditors have issued a "going concern" opinion in connection with the audits for the years ended December 31, 1999, 2000 and 2001. Until the operating subsidiary, DRC, begins earning revenues, as to which there can be no assurance, the Company will be incurring losses.

          3. There is a risk of technological change and risk of obsolescence.

     The high technology software product that DRC offers is subject to rapid and significant technological change. Competitors who develop more effective and efficient technology may render the Company's technology and products obsolete. Thus, the Company's future success will depend in part on its ability to adapt to rapidly changing technologies, to adjust its services and products to evolving industry standards and to continue to improve the performance, qualities and reliability of its services and products. It must do so not only to meet the demands of the marketplace, but also to keep pace with competitive service and product offerings. There can be no assurance that the Company will successfully meet these requirements. Failure to adapt to such changes would have a material adverse effect on the Company's business.

          4. There is a risk that DRC may not be able to maintain technology protection and proprietary rights.

     DRC regards its technology as its property and attempts to protect it through intellectual property and trade secret laws, restrictions on disclosure and other methods. DRC enters into confidentiality agreements with its employees and contractors and tries to control access to and distribution of its documents and proprietary technology. However, the steps taken may not prevent misappropriation or infringement of DRC's proprietary technology. Thus, DRC is exposed to the risk that others may use its technology and processes without redress. Further, no assurances can be provided that DRC's technology or processes will not be found to infringe upon the patents and proprietary technology of others.

               (a)  Patents

     It is the policy of the Registrant to file patent applications in the United States and foreign jurisdictions. The "Digital Reach System" is the subject of U.S. patent application. The president and chief executive officer of DRC, Roland Thomas, was the inventor of the technology and assigned all rights to DRC.

     No assurance can be given that the patent applications of DRC will be approved or that any issued patents will provide competitive advantages for the Company's technologies or will not be challenged or circumvented by competitors. With respect to any patents which may issue from the applications, there can be no assurance that claims allowed will be sufficient to protect the Company's technologies. Patent applications in the United States are maintained in secrecy until a patent issues, and DRC cannot be certain that others have not filed patent applications for technology covered by its pending applications or that DRC was the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, processes that may block DRC's patent rights or compete without infringing the patent rights of the Company. In addition, there can be no assurance that any patents issued to DRC will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

               (b) Proprietary Information

     The Company, through its subsidiary DRC, also relies on trade secrets and proprietary know-how which it seeks to protect, in part, through confidentiality agreements with employees, consultants, collaborative partners and others. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Although potential collaborative partners and DRC's research partners and consultants are not given access to proprietary trade secrets and know-how until they have executed confidentiality agreements, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

               (c)  Trademarks

     The Company has filed applications in the United States Patent and Trademark Office to register its marks including DRC. These applications for registration are still pending. In connection with the Company's Internet web site, the Company has registered with Network Solutions, Inc. the internet domain name www.drhc.biz. Please note that information included in any website referenced in the registration statement does not form part of this registration statement. Also, DRC has registered the internet domain name www.digitalreach.com for its corporate website.

          5. The success of Registrant's future growth is dependent on its ability to successfully manage growth of DRC.

     For DRC to develop its products, expand rapidly, to offer its services and products successfully, and to implement its business plan, DRC will require effective planning and management. Its future performance and profitability will depend on many factors, including (i) management must successfully maintain existing customer relationships; (ii) DRC must effectively market expanded service capabilities; (iii) DRC needs to keep up a consistent high quality of service; and (iv)DRC must recruit, train, motivate and retain qualified personnel.

          6. No assurances can be provided that the Company will either maintain or accelerate DRC's growth or that the Company will anticipate all of the changing demands that expanding operations will impose on management, financial systems and management information systems. Any failure to do so could have a material adverse effect on the Company's business.

          7. There is a limited trading market for Registrant's common stock.

     As of the date of this Registration Statement, the Registrant's Common Stock is traded on the "Electronic Bulletin Board-Pink Sheets" operated by the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "DRHC." The Electronic Bulletin Board is a more limited trading market than the NASDAQ Small Cap Market and timely, accurate quotations as to the price of the Common Stock may not always be available.

     Although the Company's common stock is quoted on the National Quotation Bureau's "Pink Sheets", the stock is traded on a sporadic basis; accordingly, there is currently no "established trading market" for its common stock, and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock.
Further, effective January 4, 1999, the National Association of Securities Dealers ("NASD") adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). This Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock.

          8. The Registrant's common stock may be subject to Low-Priced Stock Risk Disclosure Requirements.

     The securities of the Registrant may be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission.

     Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks associated with the penny stock market.

The broker or dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's stock that become subject to the penny stock rules, and accordingly, customers in the Company's securities may find it difficult to sell their securities, if at all.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All statements, trend analysis and other information contained in this Registration Statement relative to the market for the Company's products and services as well as trends in revenues, gross margin, anticipated expense levels, and other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration Statement.

     A.  REVENUES

	There were no revenues from sales for the periods ended December 31, 2000 and December 31, 2001. The Company sustained a net operating loss of $2,573,438 for the year ended December 31, 2001, which was mostly development, general and administrative expenses as a development stage company.

     B. GENERAL, ADMINISTRATIVE AND DEVELOPMENT EXPENSES

	The Company incurred general, administrative and development expenses in the amount of $2,471,756 for the twelve months ended December 31, 2001, compared to $2,588,486 for year 2000.

	Salaries and wages in the amount of $1,179,828 as well as consulting fees in the amount of $451,349 comprise approximately 66 percent of the general, administrative and development expenses for the 12 months ended December 31, 2001. During year 2000, salaries and wages in the amount of $1,210,192 as well as service contract fees in the amount of $197,889 comprise approximately 55% of general, administrative and development expenses.

	The increase in salaries and wages in year 2001 can be traced to the hiring of personnel that took place during early part of that year.  During year
2001, the Company incurred legal and accounting expenses to file registration statement (and amendments thereto) and to comply with SEC reportorial requirements.  This accounts for the increase in consulting fees.

	Advertising and marketing expense increased from $77,408 in year 2000 to $123,899 in year 2001. digitalReach, the Company's operating subsidiary, embarked on vigorous marketing campaign for its product in early 2001, which accounts for the increase in advertising and marketing expense.

     C. DEPRECIATION AND AMORTIZATION

	Depreciation and amortization expense increased from $51,721 in year 2000 to $101,682 in year 2001. The increase was due to acquisition of office equipment and software by the operating subsidiary.

     D. NET LOSS PER SHARE

	Net loss per common share was at $14.29 for the twelve months ended December 31, 2000 compared to a net loss per share of $0.92 for the same period in year 2001. The decrease was attributable mainly to additional issuance of shares by the Registrant.

     E. LIQUIDITY

	As of December 31, 2001, the Company had an accumulated deficit in the amount of $6,539,923. Investors of the Company provided funds to the Company for its development and marketing operations in exchange for equity. In year 2000, the net cash provided by financing activities amounted to $3,734,163. In year 2001, the net cash provided by financing activities amounted to $1,253,725.

	There are no expected material capital expenditures within the next six months. In the short term, the Company's liquidity depends on further capital infusion from investors. In the long term, the Company's liquidity may improve depending on the success of the operations of digitalReach.

	The Company faces considerable risks at each step in its strategic business plan.  Such things as technology, societal and economic changes, cost overruns, lack of interest, and shortfalls in funding due to the Company's inability to raise additional capital in the equity securities market all may have an impact on the Company.

	The Company plans on offering Convertible Preferred Shares (the "Shares"). The Shares will be offered to non-U.S. persons as defined by Regulation S of the Securities Act of 1933.


ITEM 3. DESCRIPTION OF PROPERTY

     The Company presently occupies office space at 11845 West Olympic Boulevard, Suite 1140, Los Angeles, California 90048. This space consists of 1,132 square feet of office space, leased for a term which expires on September 29, 2002 at $2,621.36 per month. Management believes that this arrangement will meet the Company's needs for the foreseeable future.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     A.  Security Ownership of Certain Beneficial Owners.

      The following table sets forth, as of December 31, 2001, the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company.

                   Name and                                            Amount and
                   Address of                                          Nature of
                   Beneficial                           Beneficial      Percent
Title of Class       Owner                                 Owner        of Class
--------------     ----------                           ----------      --------
Common             Ridgeway Commercial Ventures, Ltd.   (Same)          7,971,940/Common (83.3%)
                   The Belize Bank, Ltd.
                   60 Market Square
                   P.O. Box 634
                   Belize City
                   Belize

Common             Croftville Ventures, Inc.            (Same)          752,010/Common (7.86184%)
                   P.O. Box 556, Main Street
                   Charlestown
                   Nevis


     As of December 31, 2001, the total of the Company's outstanding Common Shares were held by 1,559 equity holders (including Cede & Co. - "street" held securities).

     B.  Security Ownership of Management.

     The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.

                     Name and                Amount and
                    Address of               Nature of
                    Beneficial               Beneficial          Percent
Title of Class         Owner                   Owner             of Class
--------------      ----------               ----------          --------
Common            Chris Albornoz               none                 0%
                  11845 W Olympic Bl.,
                  Suite 1140
                  Los Angeles, CA 90064

Common            Albert Quiambao              none                 0%
                  11845 W Olympic Bl.,
                  Suite 1140
                  Los Angeles, CA 90064

Common            Roy Rayo                     none                 0%
                  11845 W Olympic Bl.,
                  Suite 1140
                  Los Angeles, CA 90064

Common            Kristoffer Magcalas          none                 0%
                  11845 W Olympic Bl.,
                  Suite 1140
                  Los Angeles, CA 90064

                           Directors as a Group
                           (four [4] individuals)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     On October 1, 2001, the Company entered into an employment agreement with Chris Albornoz wherein, in addition to the other positions presently held by Mr. Albornoz, he would be appointed to the capacity of Chief Executive Officer. Please see a true and correct copy of said agreement, incorporated by reference herein, attached hereto and filed concurrently with this Annual Report.

     Taking into consideration the employment agreement mentioned above, the directors and officers (and promoters, affiliates and control persons) of the Company are as follows:

       Name                    Age               Position
       ----                    ---               --------
   Chris Albornoz               31                President and Director

   Albert Quiambao              37                Treasurer and Director

   Roy Rayo                     35                Secretary

   Kristoffer Magcalas          23                Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by a majority vote of the remaining Directors. Officers of Registrant serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of Registrant.

     A.  Resumes:

     CHRIS ALBORNOZ

     Mr. Albornoz is the President and a Director of Registrant. He brings a track record of implementing network solutions. From May 1996 to February 2001, he was Manager for Systems Operations of Leslies Poolmart, the world's largest retailer of swimming pool supplies. He also worked as Senior Information System Technician of Parsons Corporation from December 1993 to
May 1996. Parsons Corporation is a worldwide engineering and construction contractor.

     ALBERT QUIAMBAO

     Mr. Albert Quiambao has 11 years of EDP/MIS experience as analyst/programmer, knowledgeable in designing, coding, testing, implementing, and maintaining mainframe and PC application systems. He worked for Prudential Securities Inc. (New York City) and Prudential Mutual Funds Services (New Jersey) (February 1995 to May 1999), Chase Manhattan (New York City) (November 1993 to Jan 1995) , Hapag-Lloyd Shipping
(New York City) (July 1993 to Oct. 1993), and Far East Bank and Trust Co. (Manila) (June 1990 to June 1993). Since August 1999, he has worked for AAP Management, Inc. as information systems analyst.

     ROY RAYO

     Mr. Rayo is Secretary of Registrant. From September 1997 through May 2000, Mr. Rayo was visiting foreign attorney at SyCip Salazar Hernandez & Gatmaitan in Makati City, Metro Manila, Philippines, where he assisted in prosecution and maintenance of trademark applications and registrations. From April through August 1997, Mr. Rayo was a law clerk in the Circuit Court of the Second Circuit in Maui, Hawaii. From January through March 1997, Mr. Rayo was a legal analyst at the House of Representatives, State of Hawaii. From June through July 1994, Mr. Rayo was an intern at the United Nations Economic and Social Commission for Asia and the Pacific, Bangkok, Thailand.

     KRISTOFFER MAGCALAS

     Mr. Magcalas is presently working as a Network Systems Administrator for Creative Resources and Management, Inc. Previously, Mr. Magcalas was Head of Technical, Network and Hardware Systems for a Philippine-based management consulting firm from May 1999 to March of 2001. From April 1998 to April 1999, Mr. Magcalas served as Head of Information Technology for World's Best Food International Corp.

     B.  Conflicts of Interest

     The officers and directors of Registrant are and/or may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by Registrant. Accordingly, conflicts of interest may arise with respect to such individuals acting on behalf of Registrant or other entities. Registrant does have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Registrant's business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth compensation paid or awarded to all officers and directors of the Company for the year 2001.

                                                        ALL OTHER
       NAME           YEAR     SALARY       BONUS     COMPENSATION
------------------    ----  -----------  -----------   -----------
Kimberly Johnson      2001  $ 20,967.66  $      0.00   $ 36,372.00
Chris Albornoz        2001    15,000.00         0.00          0.00
Albert Quiambao       2001         0.00         0.00          0.00
Roy Rayo              2001         0.00         0.00          0.00
Kristoffer Magcalas   2001         0.00         0.00          0.00

     During the last three calendar years, only two individuals received compensation: Kimberly Johnson, the Company's former President, and Chris Albornoz. Other than Ms. Johnson and Mr. Albornoz, none of Registrant's previously and currently serving officers and directors received any compensation for their services rendered to the Company.

     As mentioned above, on October 1, 2001, Registrant entered into an employment agreement with Mr. Albornoz wherein, in addition to the positions currently held by him, he would also be appointed to the position of Chief Executive Officer. Among other provisions, Mr. Albornoz would be compensated $30,000 per annum throughout the duration of his employment. Please see a true and correct copy of this agreement attached to and accompanying the filing of this Registration Statement.

     Previously, the Company had an employment agreement with Kimberly Johnson, who had served as director and president of the Company from August 9, 2000 to April 30, 2001, the date of the termination of her agreement.

     These two agreements represent the only employment contracts entered into by the company in the year 2001. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Registrant for the benefit of its employees.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 10,000,000 shares of no par value preferred stock and 100,000,000 shares of no par value common stock. There are 9,565,311 Common Shares issued and outstanding as of December 31, 2001. There are no issued and outstanding preferred stock.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.

     "Cumulative voting" means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting in which a quorum is present is authorized to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. Pursuant to Florida law [Corporations Code Sec. 607.0728(2)], cumulative voting is not a shareholder's right unless expressly provided for in the Articles of Incorporation. Neither the Company's Articles of Incorporation nor its by-laws make any provision for this voting device. Therefore, cumulative voting in the election of the Company's directors is not permitted.

    In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     A. Market Price.

     The Company's common stock is currently traded on the National Quotation Bureau LLC System under the symbol "DRHC." The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of the Company as reported on said system (or as may have been previously reported on the Over the Counter Bulletin Board System). The bid prices reflect inter-dealer quotations, do no include retail mark-ups, mark-downs or commissions, and do no necessarily reflect actual transactions.

     Date        Open   High Bid   Low Bid  Close
     ----        ----   --------   -------  -----
     07/13/00    4.00   4.00       4.00     4.00
     09/29/00    0.00   0.00       0.00     0.00
     12/29/00    2.00   2.00       2.00     2.00
     04/03/01    1.50   1.50       1.50     1.50
     06/29/01    0.24   0.24       0.24     0.24
     09/27/01    0.00   0.00       0.00     1.01
     12/27/01    3.00   3.15       3.00     3.15

     For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company. This requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Registrant, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,
(i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and Registrant must have an operating history of at least one year or a market capitalization of $50 million.

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     B.  Holders.

     As of December 31, 2001, there were 1,559 holders of Registrant's Common Stock. According to the shareholders list dated December 31, 2001, 41,980 of the issued and outstanding shares of Registrant's Common Stock were eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

     In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Registrant. (See "Item 4 - Recent Sales of Unregistered Securities.")

     C.  Dividends.

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

     The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.

     The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

     D.  Reports to Shareholders

     The Company electronically files its reports with the U.S. Securities Exchange Commission (SEC). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

     Moreover, the Company's reports and other information about the Company can also be found at its official site located at http://www.drhc.biz.

     Nevertheless, the Company will deliver audited financials to a stockholder upon written request.

ITEM 2.  LEGAL PROCEEDINGS

     To the best knowledge of the officers and directors of the Company, there are no present judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

     A former subsidiary of Registrant, Berten USA, Inc., filed a complaint against the former Chief Executive Officer of Stratasys, Inc. The complaint, filed with the Superior Court of the State of California, County of San Luis Obispo, alleged self-dealing, breach of contract, fraudulent transfer and constructive fraud on defendant James Martin, former CEO of Stratasys, Inc. A cross complaint was filed by James Martin against Registrant, and others.

     The case (CV 000823) was related to the Agreement of Merger dated March 31, 2000 by and between Berten USA, Inc., Stratasys, Inc., and Web Ventures Corporation (now DigitalReach Corporation).

     The Agreement of Merger intended that Berten USA, Inc. would be the surviving entity. The Agreement of Merger did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. However, Registrant made advances to Stratasys, Inc. through Berten USA, Inc. amounting to $1,170,300 and advances to the Chief Executive Officer of Stratasys, Inc. total $57,422 as of December 31, 2000.

     On March 19, 2001, James Martin filed for bankruptcy. As of the date of this registration statement, the aforementioned lawsuit is stayed because of the Chapter 7 bankruptcy filing of defendant James Martin. In light of this bankruptcy filing, Berten USA, Inc. intends to dismiss its underlying case against Mr. Martin without prejudice.

     In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to such matters in case any such matters will arise in the future.

ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On January 8, 2001, the Company retained Josefina de La Cruz, Certified Public Accountant, a Professional Corporation, as the Company's independent auditor. Josefina de la Cruz, CPA, prepared audited financial statements for the years ended December 31, 1999, 2000 and 2001, which are filed with this registration statement.

     The independent auditor's report for the years ended December 31, 1999, 2000 and 2001 prepared by Josefina de la Cruz, CPA, contained a "going concern" exception. There were no disagreements with Josefina de la Cruz, CPA, P.C., whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

     On January 27, 2001, Barry L. Friedman, 1582 Tulita Drive, Las Vegas, Nevada 89127, the principal accountant which had previously been engaged to audit registrant's financial statements, died. None of Barry L. Friedman's report on the financial statements was filed with this and any previous registration statement.

     None of Barry Friedman's report on the financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In this connection, management is primarily responsible for the financial statements prepared by Barry Friedman. Investors may be limited in their ability to sue and recover damages from Mr. Friedman, and Mr. Friedman could have refused to permit the company to use his report on the basis of any new information that came to his attention prior to its use which called into question the reliability of his report. Since none of Barry L. Friedman's report on the financial statements were filed with this or any previous registration statement, it is not necessary for the company to obtain the consent of his estate to use any of his reports. Moreover, investors need not rely on financial statements prepared by Barry Friedman because these were not filed with this and any previous registration statement.

     The reference to Kyle Tingle in the initial registration statement filed on October 5, 2001 was a clerical error.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     Effective May 18, 2000, the Company issued 1,000,000, adjusted for the one for five share reverse split of May 18, 2000, of its Common Stock. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

     On May 18, 2000, the Company issued 2,000,000 of its Common Shares for note. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Rule 504 of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended.

     On June 26, 2000, the Company issued 65,000 shares of common stock for professional services. These shares were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

     On August 15, 2000, the Company issued 5,000,000 of its Common Shares in exchange for 5,000,000 shares of common stock, which represents all of the issued and outstanding shares of stock of Net Dynamics, Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

     On July 27, 2000, the Company issued 29,000,000 of its Common Shares in exchange for 29,000,000 shares of common stock of Berten USA, Inc., a Nevada corporation. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

     On November 3, 2000, the Company issued 5,000,000 of its Common Shares in cancellation of indebtedness to Ridgeway Commercial Ventures Ltd. All of these issued shares of the Company's Common Stock were issued in accordance with the exemption from registration under Regulation S of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. In connection with said purchase, the purchaser agreed as follows:

         (a) All offers and sales of the securities prior to the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

         (b) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

         (c) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

               1. The purchaser of the securities (other than a distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

               2. The purchaser of the securities agrees to resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

               3. The securities of the Seller contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

               4. The Company is required, either by contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

          (d) For offers and sales of equity securities of domestic issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in
     (a) above, unless in compliance with the Act.

     All of the shares of Common Stock of the Company issued pursuant to the stock exchange agreements were issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

     (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     As of December 31, 2001, 41,980 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Florida Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

Financial Statements

     There are three financial statements filed with this report. The Company's name change (please see Form 8-K filed September 4, 2001, incorporated by reference herein), has had no material effect on the figures contained in these financial statements.

A.  1999 FINANCIAL STATEMENTS FOR FUTURE PROJECTS VII, CORP

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)


                               TABLE OF CONTENTS
                               -----------------

                                                        PAGE(S)
                                                        -------
INDEPENDENT AUDITORS' REPORT                               2

BALANCE SHEET                                              3

STATEMENTS OF OPERATIONS                                   4

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY               5

STATEMENTS OF CASH FLOWS                                   6

NOTES TO FINANCIAL STATEMENTS                            7 - 10


                         JOSEFINA C. DE LA CRUZ, C.P.A.
                          A Professional Corporation

Josefina C. De la Cruz, CPA                     2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                                  Santa Ana, CA 92705
Tim Vo, CPA                                          Tel. No.  (714) 558-8703
Marissa B. Zacarias, Operations Manager               Fax No.  (714) 558-7940

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Future Projects VII, Corp.
Los Angeles, California

We have audited the accompanying balance sheet of Future Projects VII, Corp., (A Development Stage Company), as of December 31, 1999 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Future Projects VII, Corp. as of June 2, 1999, December 31, 1998 and December 31, 1997 were audited by other auditors whose report dated June 10, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Projects VII, Corp., (A Development Stage Company) as of December 31, 1999 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statement, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz
Certified Public Accountant

Santa Ana, California
March 20, 2002

------------------------------------------------------------------------------
           MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANT
                              SEC PRACTICE GROUP
                CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
                               TAX PRACTICE GROUP
                                        2
                                     -32-

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                                 BALANCE SHEET
                               December 31, 1999

                                     ASSETS
CURRENT ASSETS

      Total Current Assets                                $         -
                                                          -----------
OTHER ASSETS

      Total Other Assets                                            -
                                                          -----------


TOTAL ASSETS                                              $         -
                                                          ===========

                       LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

      Total Current Liabilities                           $         -
                                                          -----------


STOCKHOLDER'S EQUITY

      Common stock, $.001 par value, 50,000,000
           shares authorized 5,000,000 shares
           issued and outstanding                         $     5,000
      Addiitonal Paid-in Capital                               (3,000)
      Accumulated deficit during development stage             (2,000)
                                                          -----------
      Total Stockholder's Equity                                    -
                                                          -----------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $         -
                                                          ===========


See accompanying notes and independent auditors' report.

                                        3
                                     -33-

                         FUTURE PROJECTS VII, CORP.
                       (A Development Stage Company)
                         STATEMENTS OF OPERATIONS

                                        Cumulative from
                                          June 3, 1997
                                        (inception) to       Year Ended
                                       December 31, 1999  December 31, 1999
                                          -----------        -----------
INCOME                                    $         -        $         -

EXPENSES

	General, Selling and
      Administrative                            2,000                  -
                                          -----------        -----------

LOSS FROM OPERATIONS                      $    (2,000)       $         -
                                          ===========        ===========

NET LOSS PER WEIGHTED SHARE               $     (0.00)       $         -
                                          ===========        ===========

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                   5,000,000          5,000,000
                                          ===========        ===========

See accompanying notes and independent auditors' report.

                                        4
                                     -34-

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              From June 3, 1997 (Inception) to December 31, 1999

                                                                                           Total
                                          Common Stock          Paid-in   Accumulated  Stockholders'
                                       Shares       Amount      Capital      Deficit      Equity'
                                    -----------  -----------  -----------  -----------  -----------
June 3, 1997 issued for services    $ 5,000,000  $     5,000  $    (3,000) $         -  $     2,000

Net loss year ended
     December 31, 1997                                     -            -       (2,000)     (2,000)
                                    -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1997            5,000,000        5,000       (3,000)      (2,000)           -

Net loss year ended
     December 31, 1998                                     -            -                         -
                                    -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1998            5,000,000        5,000       (3,000)      (2,000)           -

Net loss year ended
     December 31, 1999                                                               -
                                    -----------  -----------  -----------  -----------  -----------

Balance, December 31, 1999          $ 5,000,000  $     5,000  $    (3,000) $    (2,000) $         -
                                    ===========  ===========  ===========  ===========  ===========

See accompanying notes and independent auditors' report.

                                        5
                                     -35-

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                               Cumulative from
                                                 June 3, 1997
                                                (inception) to      Year Ended
                                              December 31, 1999  December 31, 1999
                                                  -----------       -----------
CASH FLOWS OPERATING ACTIVITIES:
      Net Loss                                    $    (2,000)      $         -
      Adjustment to reconcile net loss to net
      cash provided by operating activities                 -                 -
            Non-cash issuance of stocks
            for services                                2,000
                                                  -----------       -----------

            NET CASH USED BY OPERATING
            ACTIVITIES                                      -                 -
                                                  -----------       -----------

NET INCREASE (DECREASE) IN CASH                             -                 -

CASH, BEGINNING OF PERIOD                                   -                 -
                                                  -----------       -----------

CASH, END OF PERIOD                               $         -       $         -
                                                  ===========       ===========

See accompanying notes and independent auditors' report.

                                        6
                                     -36-

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized June 3, 1997, under the laws of the State of Florida as Future Projects VII, Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

     On June 3, 1997, the Company issued 5,000,000 shares of its $.001 par value common stock for services of $ 2,000.00.


NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Method of Accounting

     The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

     Cash and Cash Equivalents

     For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     Property and equipment

     Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                                             Useful Life
                                               in Years
                                              -----------
          Furniture and fixtures                 5 - 7
          Equipment                              3 - 5
          Software                                 3

     Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                                        7
                                     -37-

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                        NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

     Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.

     Stock-based compensation

     Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

     Comprehensive income

     The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

     Earnings per share

     Basic earnings per share amounts are calculated using the weighted average
     number of shares of common stock outstanding during the period.   Diluted
     earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

     Reporting on costs of start-up activities

     Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little effect on the Company's financial statements.

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1999

     Research and development costs

     All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expensed when incurred.

     Advertising costs

     Advertising costs are charged to operations when incurred.

     Pension and other post retirement benefits

     The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                           FUTURE PROJECTS VII, CORP.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. There are no related party transactions at year ended December 31, 1999.

B.  CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000

         1.     TABLE OF CONTENTS

         2.     REPORT OF INDEPENDENT AUDITORS

         3.     CONSOLIDATED FINANCIAL STATEMENTS

                a.   Consolidated Balance Sheet

                b.   Consolidated Statement of Operations

                c.   Consolidated Statement of Changes in Stockholders' Equity

                d.   Consolidated Statement of Cash Flows

                e.   Notes to Consolidated Financial Statements

         4.     SUPPLEMENTARY INFORMATION

                     Consolidated Schedule of Development, General and
                Administrative Expenses

                     BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                            (Development Stage Companies)
                          CONSOLIDATED FINANCIAL STATEMENTS
                                   December 31, 2000

TABLE OF CONTENTS                                 	        PAGE NO.

REPORT OF INDEPENDENT AUDITOR                                     1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet                                        2

Consolidated Statement of Operations                              3

Consolidated Statement of Changes in Stockholders' Equity         4

Consolidated Statement of Cash Flows                              5

Notes to Consolidated Financial Statements                        6 - 15

SUPPLEMENTARY INFORMATION

	Consolidated Schedule of Development, General and
        Administrative Expenses	                              16

                           JOSEFINA C. DE LA CRUZ, C.P.A.
                             A Professional Corporation
Josefina C. De la Cruz, CPA
Rebecca Q. Masinsin, CPA                          2700 N Main Street, Suite 900
Sheryl T. Tacto, CPA                                        Santa Ana, CA 92705
Timothy Vo, CPA                                        Tel. No.  (714) 558-8703
Marissa B. Zacarias, IT Manager                         Fax No.  (714) 558-7940
-------------------------------------------------------------------------------
                           REPORT OF INDEPENDENT AUDITORS

Board of Directors
Berten USA Holdings, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Berten USA Holdings, Inc., and Subsidiaries (Development Stage Companies) as of December 31, 2000 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Berten USA Holdings, Inc. and Subsidiaries (Development Stage Companies) as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The information included in the accompanying consolidated schedule of development, general, and administrative expenses are presented for supplementary analysis purposes only. Such information has been subjected to the audit procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The accompanying consolidated financial statements have been prepared assuming the Company and Subsidiaries will continue as a going concern. As discussed in
Note 12 to the consolidated financial statements, the Company and Subsidiaries have no established source of revenue. This raises some doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz, CPA
A Professional Corporation
Santa Ana, California

March 21, 2001 (except as to notes 4 & 7, which are as of October 25, 2001)
                                        1
-------------------------------------------------------------------------------
             MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                                  SEC PRACTICE GROUP
                 CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
                                  TAX PRACTICE GROUP

                 BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                        (Development Stage Companies)
                         Consolidated Balance Sheet
                               December 31, 2000

                                    ASSETS

CURRENT ASSETS
      Cash                                            $    907,151
      Other receivables                                      5,950
                                                      ------------
      TOTAL CURRENT ASSETS                                 913,101
                                                      ------------

PROPERTY AND EQUIPMENT, NET (NOTE 3)                       328,115
                                                      ------------
OTHER ASSETS

      Note receivable (Note 5)                             588,261
      Deposits                                              37,961
                                                      ------------
      TOTAL OTHER ASSETS                                   626,222
                                                      ------------
TOTAL ASSETS                                          $  1,867,438
                                                      ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (NOTE 6)

      Accounts payable                                $     82,401
      Accrued expenses                                      87,420
                                                      ------------
      TOTAL CURRENT LIABILITIES                            169,821

MINORITY INTERESTS (NOTE 7)                                      -
                                                      ------------
STOCKHOLDERS' EQUITY (NOTE 8)
      Common stock, no par value; 100,000,000 shares
        authorized; 42,065,000 shares, issued and
        outstanding                                      5,565,000
      Paid-in capital                                       (3,000)
      Accumulated deficit                               (3,864,383
                                                      ------------
      TOTAL STOCKHOLDERS' EQUITY                         1,697,617

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  1,867,438
                                                      ============

See accompanying notes to consolidated financial statements and independent auditors' report.

                                      2
                                     -44-

                 BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                        (Development Stage Companies)
                         Consolidated Balance Sheet
                               December 31, 2000

REVENUE                                               $          -
                                                      ------------
EXPENSES

	Development, general and administrative expenses
        (Schedule A)                                  $  2,588,486
      Depreciation (Note 3)                                 51,721
                                                      ------------
      Total operating expenses                           2,640,207

NET OPERATING LOSS                                      (2,640,207)
                                                      ------------
OTHER INCOME (EXPENSE)

      Interest expense                                      (2,910)
      Interest income                                        1,834
      Loss on sale of fixed assets                          (1,369)
      Loss on uncollectible debt (Note 4)               (1,247,076)
                                                      ------------
      Total other income (expense)                      (1,249,521)
                                                      ------------

NET LOSS BEFORE MINORITY INTERESTS                      (3,889,728)

MINORITY INTERESTS - SHARE OF LOSS                          27,345
                                                      ------------
NET LOSS                                              $(3,862,383)
                                                      ============
NET LOSS PER COMMON SHARE                                   $(0.09)
                                                      ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES               $42,065,000
                                                      ============

See accompanying notes to consolidated financial statements and independent auditors' report.
                                       3
                                     -45-

                                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                                         (Development Stage Companies)
                                           Consolidated Balance Sheet
                                                December 31, 2000

                                                                                                      Total
                                                                          Paid-in    Accumulated  Stockholders'
                                                Shares        Amount      Capital     Deficit        Equity
                                              -----------  -----------  -----------  -----------  -----------
Balances, January 1, 2000                       5,000,000  $     5,000  $    (3,000) $    (2,000) $         -

Restatement on May 18, 2000 per stock split    (5,000,000)            -           -            -            -

Common Stock Retroactively
restated on May 18, 2000
 (1 to 5 reverse stock split)                   1,000,000             -           -            -            -
Shares issued on May 18, 2000
for note                                        2,000,000     1,000,000           -            -    1,000,000

Shares issued for services on
June 26, 2000                                      65,000        25,000           -            -       25,000

Shares issued on July 27, 2000 for
cancellation of debt                           29,000,000     2,030,000           -            -    2,030,000

Shares issued to shareholders of DigitalReach
International for its 5,000,000 common shares
August 15, 2000                                 5,000,000         5,000           -            -        5,000
Shares issued in exchange for note
receivable and cancellation of debt on
November 3, 2000                                5,000,000     2,500,000           -            -    2,500,000

Net loss for the year ended
December 31, 2000                                                                    (3,862,383)  (3,862,383)
                                              -----------  -----------  -----------  -----------  -----------
                                               42,065,000   $5,565,000      $(3,000) $(3,864,383)  $1,697,617
                                              ===========  ===========  ===========  ===========  ===========

See accompanying notes to consolidated financial statements and independent auditors' report.

                                                         4
                                     -46-

                 BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                        (Development Stage Companies)
                         Consolidated Balance Sheet
                               December 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES

      Net loss                                                 $(3,862,383)
      Adjustment to reconcile net loss to net cash
           provided by operating activities
                Depreciation                                        51,721
                Minority interest in net loss of subsidiary        (27,345)
                (Increase) decrease in
                     Other receivable                               (5,950)
		    Increase (decrease) in
                     Accounts payable                              112,401
                     Accrued expenses                               87,423
                                                               ------------
                   NET CASH USED BY OPERATING ACTIVITIES        (3,644,133)

CASH FLOWS FROM INVESTING ACTIVITIES

      Deposits                                                     (37,961)
      Purchase of equipment                                       (376,878)
                                                               ------------
                   NET CASH USED BY INVESTING ACTIVITIES          (414,839)
                                                               ------------
CASH FLOWS FROM FINANCING ACTIVITIES

      Collection of notes receivable                             1,009,500
      Increase in other receivable                                 (57,422)
      Increase in due to investors                               3,822,609
      Increase in due to affiliates                                176,552
                                                               ------------
                   NET CASH PROVIDED BY FINANCING ACTIVITIES     4,951,239
                                                               ------------
                   NET INCREASE IN CASH                            892,267

CASH, BEGINNING OF YEAR                                             14,884
                                                               ------------
CASH, END OF YEAR                                                 $907,151
                                                               ============

See accompanying notes to consolidated financial statements and independent auditors' report.

                                       5
                                     -47-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 1 - ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Berten USA Holdings, Inc. (BTUS), and its Subsidiaries, DigitalReach International Inc. (DRII), and digitalReach Corporation (DRC), collectively referred to as the "Company". All significant intercompany transactions have been eliminated in consolidation.

Berten USA Holdings, Inc. (the Parent) was formerly Future Projects VII, Corp. and was organized on June 3, 1997, under the laws of the State of Florida. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standards No. 7 (SFAS 7), "Accounting and Reporting for Development Stage Enterprises," is considered a development stage company. The articles of incorporation were amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc. Other amendments changed its common stock par value from $0.001 to no par value. Total authorized shares is One Hundred Million (100,000,000) shares of common stock, no par value, and Ten Million shares of preferred stock no par value. As of December 31, 2000, total issued and outstanding shares is 42,065,000 shares of common stock. There are no issued and outstanding shares of preferred stock as of December 31, 2000.

DigitalReach International, Inc. (DRII) was organized on July 31, 2000, under the laws of the State of Nevada. DRII currently has no operations and in accordance with SFAS 7, is considered a development stage company. DRII is a 100% subsidiary of BTUS.

DigitalReach Company (formerly WebVentures Corporation) was organized and incorporated in the state of Virginia on March 26, 1999. DigitalReach Corporation (DRC) is considered a development stage company in accordance with SFAS 7. DRC's operations are currently based in Englewood, Colorado.DRC is in the process of developing a state-of-the-art People Asset Management
(PAM) software solutions. Its flagship products, DigitalReach(1)tm and DigitalReach(x)tm are new generation of internet-business applications that will replace traditional paper-based hiring methods, with online standard skills database-driven solution. The Company's software addresses the challenges of evaluating, hiring, managing and retaining professional knowledge workers. It provides a global internet or internet open-market solution for precision matching employees, consultants and contractors with companies in search of human resources. DRC is a 65% subsidiary of DRII.

A subsidiary of BTUS, Berten USA, Inc., and a related entity, Stratasys, Inc., have not been consolidated with BTUS. See Note 9 (c) for
contingencies.   A merger agreement was entered into on March 31, 2000
between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten USA, Inc. The merger agreement intended that Berten USA, Inc. will be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties.

                                       6
                                     -48-

                  BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The Company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS 94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated, except those in which (a) control of the subsidiary is temporary or (b) significant doubt exists regarding the parent's ability to control the subsidiary.

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.


Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                          Useful Life
                                          in Years
                                          -----------
Furniture and fixtures                    5-7 years
Equipment                                 3-5 years
Software                                    3 years

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.

Stock-based compensation

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

Comprehensive income

The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS
130), "Reporting Comprehensive Income," on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

Earnings per share

Basic earnings per share amounts are calculated using the weighted average
number of shares of common stock outstanding during the period.   Diluted
earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

                                       8
                                     -50-

                    BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT AND ACCOUNTING POLICIES (CONTINUED)

Reporting on costs of start-up activities

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little effect on the Company's financial statements.

Research and development costs

All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS
2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expensed when incurred.

Advertising costs

Advertising costs are charged to operations when incurred.

Segment reporting

The company adopted Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only one segment.

Pension and other post retirement benefits

The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS
132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.

                                       9
                                     -51-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative instruments

Statement of Financial Accounting Standards No.133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

Year-end

BTUS, DRII and DRC have selected a December 31, year-end. DRC originally had a March 31 year-end, and has changed to a December 31 year-end, effective for the year ended December 31, 2000; therefore, DRC's short fiscal year will be April 1 to December 31, 2000 for tax purposes.


NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2000:

                                  BTUS        DRC         Total
                              ----------  -----------  -----------
Equipment                     $  14,375     $263,794   $  278,169
Software                              -       55,053       55,053
Furniture and fixtures           10,246       35,587       45,833
                              ----------  -----------  -----------
Total property and equipment     24,621      354,434      379,055

Accumulated depreciation           (694)     (50,246)     (50,940)
                              ----------  -----------  -----------
Property and equipment, net     $23,927     $304,188     $328,115
                              ==========  ===========  ===========

Depreciation for the year amounted to $ 51,721.

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 4 - LOSS ON UNCOLLECTIBLE DEBT

A merger agreement was entered into on March 31, 2000 between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten USA, Inc. The merger agreement intended that Berten USA, Inc. will be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. During the months preceding the proposed mergers and subsequent to the merger agreements until September 2000, funds were loaned from Berten USA Holdings, Inc. to Berten USA, Inc and Stratasys, Inc. for development purposes. On September 30, 2000, total amounts loaned are as follows:

Berten USA, Inc.                          $    19,354
Stratasys, Inc.                             1,170,300
Advances to officer, Stratasys Inc.            57,422
                                          -----------
Total                                     $ 1,247,076

At December 31, 2000, the total amount of $1,247,076 due from the above entities was written off as loss on uncollectible debt. Both companies have no assets, have suffered extreme financial difficulties and incurred substantial losses. All the above receivables are completely worthless and uncollectible.

As of March 21, 2001 report date, the above loss was inadvertently classified as extraordinary loss. Under Accounting Principles Board (APB) Opinion number 30, the uncollectible debt does not qualify for the extraordinary item treatment because the transaction is not unusual in nature as contemplated by APB opinion 30.

NOTE 5 - NOTE RECEIVABLE

The Company periodically receives advances from its shareholders for temporary source of funds. The Company issued 5,000,000 shares of common stock to its shareholders for $2,500,000 in exchange for cancellation of advances totaling $1,911,339 and note receivable of $588,661 on November 3, 2000. As of December 31, 2000, note receivable from shareholder amounted to $588,261.

                                       11
                                     -53-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 6 - CURRENT LIABILITIES

The breakdown of various current liabilities of BTUS and its subsidiaries, as of December 31, 2000, are as follows:

                              BTUS          DRII         DRC         Total
                           -----------  -----------  -----------  -----------
Accounts payable           $    10,639  $    26,490  $    45,272  $    82,401
Payroll taxes payable            8,345            -            -        8,345
Accrued expenses                                  -       36,006       36,006
Accrued wages                                     -       15,249       15,249
Other accrued liabilities            -            -       27,820       27,820
                           -----------  -----------  -----------  -----------
Total current liabilities  $    18,984  $    26,490  $   124,347  $   169,821
                           ===========  ===========  ===========  ===========

NOTE 7 - MINORITY INTERESTS

Minority interests consist of 35% shareholders' equity in DRC.

Common Stock              $       133
Paid-in Capital               191,067
Accumulated Deficit
     Prior Period            (163,855)
     Current Period           (27,345)
                          -----------
                          $         -

Per report dated March 21, 2001, the accumulated deficit was prorated between the majority and minority shareholders at approximately 75% and 35% ratios, respectively, based on the ownership percentages. On October 25, 2001, the financial statements were restated to correct the losses applicable to the minority interest in accordance with Accounting Research Bulletin (ARB) no. 51, paragraph 15.

According to ARB number 51, when the losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. Minority interest should not go below zero. If future earnings will materialize, the majority interest will be credited to the extent of such losses previously absorbed. At December 31, 2000, excess losses absorbed by the majority interest amounted to $919,142.

                                       12
                                     -54-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 8 - STOCKHOLDERS' EQUITY

As of January 1, 2000, there were 5,000,000 shares of common stock issued and outstanding. Effective May 18, 2000, a 1 for 5 reverse stock split was effected and the outstanding common shares were restated at 1,000,000 shares. Other subsequent stock issuances follow:

(a) Pursuant to a stock purchase agreement, the Company issued Two Million shares (2,000,000) of common stock for note on May 18, 2000.

(b) On June 26, 2000, the Company issued 65,000 shares of common stock for professional services valued at $25,000.

(c) Pursuant to a stock exchange agreement on August 15, 2000, five million shares (5,000,000) of the Company's common stock were exchanged with five million shares of DigitalReach International, Inc. (DRII), a Nevada Corporation. As a result DRII became a 100% subsidiary of BTUS.

(d) On September 13, 2000, 29 million shares of the Company's common stock were exchanged with 29 million shares of common stock of Berten USA, Inc. pursuant to stock exchange agreement dated May 18, 2000.

(e) The Company issued 5 million shares of common stock to Ridgeway Commercial Ventures Limited, a Belize corporation, in exchange for cancellation of $1,911,339 debt and note amounting to $588,661.

At December 31, 2000 total common shares issued and outstanding is 42,065,000 shares.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a) Employee stock options

DRC has an employee stock option called "2000 Stock Option and Restricted Stock Plan" which was adopted effective September 7, 2000 and shall be in effect for ten years from date of adoption. Total

Options available are 1,815,008 shares of common stock, of which 1,089,500 have been awarded to employees at an exercise price ranging from $0.40 to $1.00 per share. As of December 31, 2000, no stock options have been exercised. The schedule of vesting and exercise of the stock option plan is as follows:

(1) 25% vesting and exercisable after one year
(2) 50% vesting and exercisable after two years
(3) Remaining 50% becomes exercisable into 24 equal installments and shall vest at the rate of one installment per month commencing 25 months after the award date and monthly thereafter.

Vested installments shall be exercisable for a period of five years following the issuance of the options.

                                       13
                                     -55-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

b) Lease Commitments

The Company leases and subleases its facilities under various operating leases expiring through February 2004. Rent and related expenses under operating leases amounted to $116,694. Future minimum lease commitments are:

    Year		BTUS		DRC		Total
-----------   -----------  -----------  -----------
    2001      $    32,238  $   196,599  $   288,837
    2002           24,894      211,080      235,974
    2003                -      199,352      199,352
    2004                -       20,450       20,450

c) Contingencies

BTUS is indirectly involved in a court case involving an affiliate, Stratasys, Inc. The case is against the Chief Executive Officer of Stratasys, Inc. and is filed with the Superior Court of the State of California, County of San Luis Obispo on charges of self-dealing, breach of contract, fraudulent transfer and constructive fraud. The case was related to the proposed merger agreement between Berten USA, Stratasys, Inc. and Web Ventures (now DigitalReach Corporation) dated March 31, 2000. The merger did not become effective. At December 31, 2000, the lawsuit is still pending.


NOTE 10 - INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate, as follows:

     Net operating loss carry forward                        $4,055,584

     Current Tax Asset Value of Net Operating Loss
       Carry forwards at Current Prevailing Federal Tax Rate    608,338
     Valuation Allowance                                       (608,338)
                                                             ----------
     Net Tax Asset                                           $        -
                                                             ==========
     Current Income Tax Expense                              $        -
                                                             ==========
     Deferred Income Tax Benefit                             $        -
                                                             ==========

                                       14
                                     -56-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000

NOTE 11 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There were no cash payments made for interest and income taxes during the year. Non-cash investing and financing activities include:

     a) Issuance of 2,000,000 shares of common stock in exchange for notes receivable of $1,000,000.

     b) Issuance of 65,000 shares of common stock in exchange for services valued at $25,000.

     c) Issuance of 29,000,000 shares of common stock for cancellation of $2,030,000 debt.

     d) Issuance of 5,000,000 shares of common stock for cancellation of $1,911,339 debt and note receivable amounting to $588,661.

NOTE 12 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek investors for funding to continue the operations of its subsidiaries that are in their development stages.


NOTE 13 - SUBSEQUENT EVENTS

Per statement of consent by the Directors of DRC without meeting on March 6, 2001, all members approved the increase of its authorized common shares of stock from 25,000,000 to 100,000,000 shares. Common stock par value remains at $0.01 per share. As of report date, the articles of amendment to the amended and restated articles of incorporation of DRC relating to the increased capitalization have not been filed with the state of Virginia.


                                       15
                                     -57-

                  BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                       (Development Stage Companies)
    Consolidated Schedule of Development, General and Administrative Expenses
                                   Schedule A
                     For the Year Ended December 31, 2000

Salaries and wages                                     $ 1,210,192
Legal and accounting                                       191,875
Consulting                                                 197,889
Travel and entertainment                                   191,363
Rent                                                       127,301
Employee recruitment and training                          109,474
Payroll taxes                                               87,543
Advertising and marketing                                   77,408
Outside services                                            73,579
Employee benefits                                           75,044
Equipment rental                                            39,205
Office expense                                              30,344
Telephone                                                   22,017
Telecommunications and internet                             17,144
Payroll tax penalties                                       15,677
Public and corporate relations                              14,396
Software                                                    11,426
Dues and subscriptions                                      11,727
Insurance                                                    8,386
Repairs and maintenance                                      7,588
Printing                                                     5,619
Postage and shipping                                         4,650
Licenses and permits                                         5,520
Payroll service fees                                         1,093
Miscellaneous                                               19,208
                                                       -----------
Total development, general, and administrative
Expenses                                               $ 2,555,668
                                                       ===========

                                       16
                                     -58-

C.       CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2001

         1.       TABLE OF CONTENTS

         2.       ACCOUNTANTS' REVIEW REPORT

         3.       CONSOLIDATED FINANCIAL STATEMENTS

                  a.       Balance Sheet

                  b.       Statements of Operations

                  c.       Statements of Changes in Stockholders' Equity

                  d.       Statements of Cash Flows

                  e.       Notes to Consolidated Financial Statements

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

                                TABLE OF CONTENTS

                                                        PAGE NO
                                                        -------
ACCOUNTANTS' REVIEW REPORT                                  1

CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                            2

   Statements of Operations                                 3

   Statements of Changes in Stockholders' Equity            4

   Statements of Cash Flows                                 5

   Notes to Consolidated Financial Statements          6 - 14

                   [JOSEFINA C. DE LA CRUZ, C.P.A. LETTERHEAD]

                           ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Berten USA Holdings, Inc. and Subsidiaries
Los Angeles, California

We have reviewed the accompanying balance sheet of Berten USA Holdings, Inc., and Subsidiaries (Development Stage Companies), as of June 30, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Berten USA Holdings, Inc. and Subsidiaries.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz, CPA
A Professional Corporation
Santa Ana, California

August 8, 2001


                                       1
                                     -61-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                  JUNE 30, 2001

                                     ASSETS

CURRENT ASSETS

    Cash                                                                   $   80,281
    Prepaid expenses                                                            2,750
    Receivables from affiliates                                                60,032
    Employee advances                                                          47,468
                                                                          -----------
    Total current assets                                                      190,531
                                                                          -----------
PROPERTY AND EQUIPMENT, NET (NOTE 3)                                          318,263
                                                                          -----------
OTHER ASSETS
    Deposits                                                                   37,961
                                                                          -----------
    Total other assets                                                         37,961
                                                                          -----------
TOTAL ASSETS                                                               $  546,755
                                                                          ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (NOTE 5)

    Accounts payable                                                       $  179,770
    Accrued expenses                                                           79,375
                                                                          -----------
    Total current liabilities                                                 259,145

OTHER LIABILITIES
    Notes payable (Note 4)                                                    643,439
                                                                          -----------
    Total liabilities                                                         902,584
                                                                          -----------
MINORITY INTERESTS (NOTE 6)                                                (1,556,404)
                                                                          -----------
STOCKHOLDERS' EQUITY (NOTE 8)
    Common stock, no par value; 100,000,000 shares authorized;
         42,065,000 shares, issued and outstanding                          5,565,000
    Paid-in capital                                                            (3,000)
    Accumulated deficit                                                    (4,361,425)
                                                                          -----------
    Total stockholders' equity                                              1,200,575
                                                                          -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $  546,755
                                                                          ===========

             See accompanying notes and accountants' review report.

                                       2
                                     -62-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                             CUMULATIVE
                             FROM 6/3/97       THREE          THREE
                              (DATE OF         MONTHS         MONTHS     SIX MONTHS    SIX MONTHS
                            INCEPTION) TO      ENDED          ENDED         ENDED         ENDED        YEAR ENDED     YEAR ENDED
                              JUNE 30,        JUNE 30,       JUNE 30,      JUNE 30,      JUNE 30,       DEC. 31,       DEC. 31,
                                2001            2001           2000          2001          2000           2000           1999
                            -------------   ------------    ----------   ------------  -----------    ------------    ----------
INCOME
  Revenues                   $        --    $         --    $       --   $         --    $      --    $         --    $       --

EXPENSES
  General, Administrative
    and Development            4,564,969       1,726,901            --      1,974,483       63,277       2,588,486            --
  Depreciation                   134,253          27,919            --         82,532           --          51,721            --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------
  Total Operating Expenses     4,699,222       1,754,820            --      2,057,015       63,277       2,640,207            --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------
NET OPERATING LOSS            (4,699,222)     (1,754,820)           --     (2,057,015)     (63,277)     (2,640,207)           --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------
OTHER INCOME
  Interest Income                  4,718           2,752            --          2,884           25           1,834            --
  Dividend Income                  1,654              --            --          1,654           --              --            --
  Interest expense                (3,879)             --            --           (969)          --          (2,910)           --
  Loss on sale of fixed
    assets                        (1,369)             --            --             --           --          (1,369)           --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------
  Total other income
    (expense)                      1,124           2,752            --          3,569           25          (2,445)           --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------

NET LOSS BEFORE
  MINORITY INTERESTS          (4,698,098)     (1,752,068)           --     (2,053,446)     (63,252)     (2,642,652)           --

MINORITY INTERESTS -
  SHARE OF LOSS                1,583,749         564,858            --        637,262           --         946,487            --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------

NET LOSS BEFORE
EXTRAORDINARY ITEMS          $(3,114,349)   $ (1,187,210)   $       --   $ (1,416,184)   $ (63,252)   $ (1,696,165)           --

EXTRAORDINARY ITEM -
  Loss on uncollectible
    debt                      (1,247,076)             --            --             --           --      (1,247,076)           --
                             -----------    ------------    ----------   ------------    ---------    ------------    ----------

NET LOSS                     $(4,361,425)   $ (1,187,210)   $       --   $ (1,416,184)   $ (63,252)   $ (2,943,241)           --
                             ===========    ============    ==========   ============    =========    ============    ==========

NET LOSS PER
COMMON SHARE                                $      (0.06)   $       --   $      (0.07)   $   (0.17)   $      (0.17)   $       --
                                            ============    ==========   ============    =========    ============    ==========

WEIGHTED AVE. NUMBER
OF COMMON SHARES                              20,859,630       361,644     20,859,630      361,644      17,547,836     2,904,110
                                            ============    ==========   ============    =========    ============    ==========

             See accompanying notes and accountants' review report.

                                       3
                                     -63-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM JUNE 3, 1997 (DATE OF INCEPTION) TO JUNE 30, 2001
                                  (UNAUDITED)

                                                                                                                       TOTAL
                                                                                     PAID-IN       ACCUMULATED      STOCKHOLDERS'
                                                     SHARES            AMOUNT        CAPITAL         DEFICIT           EQUITY
                                                   -----------       ----------      -------       -----------      ------------
Shares issued for services on
June 3, 1997                                         5,000,000       $    5,000      $(3,000)      $        --       $     2,000

Net loss, June 3, 1997 to
December 31, 1997                                           --               --           --            (2,000)           (2,000)
                                                   -----------       ----------      -------       -----------       -----------

Balance, December 31, 1997                           5,000,000            5,000       (3,000)           (2,000)               --
                                                   -----------       ----------      -------       -----------       -----------

Balance, December 31, 1998                           5,000,000            5,000       (3,000)           (2,000)               --
                                                   -----------       ----------      -------       -----------       -----------

Balance, December 31, 1999                           5,000,000            5,000       (3,000)           (2,000)               --

Restatement on May 18, 2000 per stock split         (5,000,000)              --           --                --                --

Common Stock Retroactively
restated on May 18, 2000
(1 to 5 reverse stock split)                         1,000,000               --           --                --                --

Shares issued on May 18, 2000
for note                                             2,000,000        1,000,000           --                --         1,000,000

Shares issued for services on
June 26, 2000                                           65,000           25,000           --                --            25,000

Shares issued on July 27, 2000 for
cancellation of debt                                29,000,000        2,030,000           --                --         2,030,000

Shares issued to shareholders of DigitalReach
International for its 5,000,000 common shares
August 15, 2000                                      5,000,000            5,000           --                --             5,000

Shares issued in exchange for  note
receivable and cancellation of debt on
November 3, 2000                                     5,000,000        2,500,000           --                --         2,500,000

Net loss for the year ended
December 31, 2000                                           --               --           --        (2,943,241)       (2,943,241)
                                                   -----------       ----------      -------       -----------       -----------

Balance, December 31, 2000                          42,065,000        5,565,000       (3,000)       (2,945,241)        2,616,759

Net loss for the six (6) months ended
June 30, 2001                                               --               --           --        (1,416,184)       (1,416,184)
                                                   -----------       ----------      -------       -----------       -----------

Balance, June 30, 2001                              42,065,000       $5,565,000      $(3,000)      $(4,361,425)      $ 1,200,575
                                                   ===========       ==========      =======       ===========       ===========

             See accompanying notes and accountants' review report.

                                       4
                                     -64-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                          THREE MONTHS ENDED         SIX MONTHS ENDED                      YEAR ENDED DECEMBER 31
                                         ---------------------    -----------------------    CUMULATIVE    ----------------------
                                          6/30/01      6/30/00      6/30/01       6/30/00      6/30/01         2000         1999
                                         ---------    --------    -----------    --------    -----------   ------------    ------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                            $(228,974)   $(63,252)   $(1,416,184)   $(63,252)   $(3,114,349)   $(1,696,165)   $   --
     Adjustment to reconcile net loss
     to net cash used in operating
     activities:
        Depreciation                        54,613          --         82,532          --        134,253         51,721      --
        Minority interest in net loss
         of subsidiary                     (72,404)         --       (637,262)         --     (1,583,749)      (946,487)     --
        (Increase) Decrease in:
             Advances to Officer           (47,468)         --        (47,468)         --        (47,468)            --      --
             Other receivable                   --          --                         --         (5,950)        (5,950)     --
             Prepaid expenses                5,500          --         (2,750)         --         (2,750)            --      --
        (Increase) Decrease in:
             Accounts Payable                2,106      25,000         97,369      25,000        209,770        112,401      --
             Payroll taxes payable              --          --             --          --             --             --      --
             Accrued expenses             (160,316)      2,126         (8,045)      2,126         79,378         87,423      --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

     NET CASH USED BY OPERATING
               ACTIVITIES                 (446,943)    (36,126)    (1,931,808)    (36,126)    (4,330,865)    (2,397,057)     --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from deposits                     --          --             --          --        (37,961)       (37,961)     --
     Proceeds from sale of equipment        62,947          --         62,947          --         62,947             --      --
     Purchase of equipment                  (1,099)         --       (135,627)         --       (512,505)      (376,878)     --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

     NET CASH PROVIDED (USED)
               BY INVESTING ACTIVITIES      61,848          --        (72,680)         --       (487,519)      (414,839)     --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

 CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from issuance of common
      stock                                     --      75,000             --      75,000         80,000             --      --
     Proceeds from notes receivable             --          --        588,261          --      1,594,761      1,009,500      --
     Increase in other receivable           54,434          --             --          --        (57,422)       (57,422)     --
     Proceeds from issuance of notes
      payable                                   --          --        643,439          --      4,391,048      3,822,609      --
     Advances to affiliates                 45,918          --        (54,082)         --     (1,124,606)    (1,070,524)     --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

    NET CASH PROVIDED BY FINANCING
               ACTIVITIES                  100,352      75,000      1,177,618      75,000      4,883,781      3,704,163      --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

 NET INCREASE IN CASH                     (284,743)     38,874       (826,870)     38,874         65,397        892,267      --

 CASH, BEGINNING OF PERIOD                 365,024          --        907,151          --         14,884         14,884      --
                                         ---------    --------    -----------    --------    -----------    -----------    ----

 CASH, END OF PERIOD                     $  80,281    $ 38,874    $    80,281    $ 38,874    $    80,281    $   907,151    $ --
                                         =========    ========    ===========    ========    ===========    ===========    ====

             See accompanying notes and accountants' review report.

                                       5
                                     -65-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 1 - ORGANIZATION AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of Berten USA Holdings, Inc. (BTUS), and its Subsidiaries, DigitalReach International Inc. (DRII), and digitalReach Corporation (DRC), collectively referred to as the "Company". All significant intercompany transactions have been eliminated in consolidation.

Berten USA Holdings, Inc. (the Parent) was formerly Future Projects VII, Corp. and was organized on June 3, 1997, under the laws of the State of Florida. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standards No. 7 (SFAS 7), "Accounting and Reporting for Development Stage Enterprises," is considered a development stage company. The articles of incorporation were amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc. Other amendments changed its common stock par value from $0.001 to no par value. Total authorized shares is One Hundred Million (100,000,000) shares of common stock, no par value, and Ten Million shares of preferred stock no par value. As of June 30, 2001, total issued and outstanding shares is 42,065,000 shares of common stock. There are no issued and outstanding shares of preferred stock as of June 30, 2001.

DigitalReach International, Inc. (DRII) was organized on July 31, 2000, under the laws of the State of Nevada. DRII currently has no operations and in accordance with SFAS 7, is considered a development stage company. DRII is a 100% subsidiary of BTUS.

DigitalReach Company (formerly WebVentures Corporation) was organized and incorporated in the state of Virginia on March 26, 1999. Pursuant to a Stock Purchase Agreement with promissory note dated August 1, 2000, DRII acquired approximately 65% of DRC. DigitalReach Corporation (DRC) is considered a development stage company in accordance with SFAS 7. DRC's operations are currently based in Englewood, Colorado.DRC is in the process of developing a state-of-the-art People Asset Management (PAM) software solutions. Its flagship products, DigitalReach(1)tm and DigitalReach(x)tm are new generation of internet-business applications that will replace traditional paper-based hiring methods, with online standard skills database-driven solution. The Company's software addresses the challenges of evaluating, hiring, managing and retaining professional knowledge workers. It provides a global internet or internet open-market solution for precision matching employees, consultants and contractors with companies in search of human resources. DRC is a 65% subsidiary of DRII.

A subsidiary of BTUS, Berten USA, Inc., and a related entity, Stratasys, Inc., have not been consolidated with BTUS. A merger agreement was entered into on March 31, 2000 between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten, USA, Inc. The merger agreement intended that Berten USA, Inc. will be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. Effective December 31, 2000, Berten USA, Inc. was spun-off from BTUS.


                                       6
                                     -66-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY

The Company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS 94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated, except those in which (a) control of the subsidiary is temporary or (b) significant doubt exists regarding the parent's ability to control the subsidiary.

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

CASH AND CASH EQUIVALENTS

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:


                                       7
                                     -67-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                             Useful Life
                               in Years
                             -----------
Furniture and fixtures        5-7 years
Equipment                     3-5 years
Software                       3 years

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.

STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS
130), "Reporting Comprehensive Income," on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

EARNINGS PER SHARE

Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

                                       8
                                     -68-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT AND ACCOUNTING POLICIES (CONTINUED)

REPORTING ON COSTS OF START-UP ACTIVITIES

Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little effect on the Company's financial statements.

RESEARCH AND DEVELOPMENT COSTS

All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expensed when incurred.

ADVERTISING COSTS

Advertising costs are charged to operations when incurred.

SEGMENT REPORTING

The company adopted Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only one segment.

PENSION AND OTHER POST RETIREMENT BENEFITS

The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS
132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.

                                       9
                                     -69-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE INSTRUMENTS

Statement of Financial Accounting Standards No.133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

YEAR-END

BTUS, DRII and DRC have selected a December 31, year-end. DRC originally had a March 31 year-end, and has changed to a December 31 year-end, effective for the year ended December 31, 2000; DRC's statement of operations has been restated to include the full year ended December 31, 2000.


NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at June 30, 2001:

                                          BTUS                  DRC                  Total
                                        --------             ---------             ---------
Equipment                               $ 14,734             $ 277,640             $ 292,374
Software                                      --                64,918                64,918
Furniture and fixtures                    11,448                80,340                91,788
Leasehold Improvements                        --                 2,657                 2,657
                                        --------             ---------             ---------

Total property and equipment              26,182               425,555               451,737

Accumulated depreciation                  (3,302)             (130,172)             (133,474)
                                        --------             ---------             ---------

Property and equipment, net             $ 22,880             $ 295,383             $ 318,263
                                        ========             =========             =========

Depreciation for the six months ended June 30, 2001 amounted to $ 82,532.

                                       10
                                     -70-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 4 - NOTES PAYABLE

Investors and affiliates of BTUS have advanced funds to the Company for its development operations. Notes payable, related to these advances, amount to $643,439 at June 30, 2001. The notes are payable on demand and non-interest bearing.


NOTE 5 - CURRENT LIABILITIES

The breakdown of various current liabilities of BTUS and its subsidiaries, as of June 30, 2001, are as follows:

                                      BTUS               DRII                 DRC               Total
                                     -------            -------            --------            --------
Accounts payable                     $    --            $26,490            $153,280            $179,770
Accrued expenses                      44,264                 --               9,313              53,577
Accrued wages                             --                 --               6,326               6,326
Other accrued liabilities                 --                 --              19,472              19,472
                                     -------            -------            --------            --------
Total current liabilities            $44,264            $26,490            $188,391            $259,145
                                     =======            =======            ========            ========

NOTE 6 - MINORITY INTERESTS

On August 14, 2000, a stock investment agreement with conditional promissory note was entered between DRII and DRC. DRII acquired approximately 65% of DRC's total issued and outstanding shares consisting of 14,055,000 common shares at $.40 per share or a total consideration of $5,622,000. The business combination was accounted for under a pooling of interest. Under the pooling of interest method, the historical costs of the separate companies' assets and liabilities are combined and became the recorded amounts of the company's assets and liabilities. The combining companies' stockholders' equity accounts, also, are combined.

The stock investment agreement with conditional promissory note provides for initial payment of $654,985 and the balance in scheduled installment payments. The final payment will be adjusted so that the aggregate investment is exactly $5,622,000. As of June 30, 2001, the balance of the conditional promissory note payable by DRII is $1,130,341. Negotiations are in process for the extension and revision of the stock purchase agreement. Other than the minority interests below, all the inter-company accounts have been eliminated.

Minority interests consist of 35% shareholders' equity in DRC.

Common Stock                   $       133
Paid-in Capital                    191,067
Accumulated Deficit             (1,747,604)     TOTAL ACCUMULATED DEFICIT
                               -----------      ATTRIBUTED TO MINORITY
                               $(1,556,404)     INTERESTS PRIOR TO ITS
                               ===========      ACQUISITION IS $308,919.

                                       11
                                     -71-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

NOTE 7 - CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to risk consists of cash and cash equivalent accounts in financial institutions, which from time to time exceed the $100,000 federally insured limit. Its Subsidiary, DRC has cash and cash equivalents amounting to approximately $319,860 that exceeded the federally insured limit. The Company believes it is not exposed to any significant risk as deposits are maintained with reputable and stable financial institutions.

NOTE 8 - STOCKHOLDERS' EQUITY

As of January 1, 2000, there were 5,000,000 shares of common stock issued and outstanding. Effective May 18, 2000, a 1 for 5 reverse stock split was effected and the outstanding common shares were restated at 1,000,000 shares. Other subsequent stock issuances follow:

(a) Pursuant to a stock purchase agreement, the Company issued Two Million shares (2,000,000) of common stock for note on May 18, 2000 for one million dollars ($1,000,000).

(b) On June 26, 2000, the Company issued 65,000 shares of common stock for professional services valued at $25,000.

(c) Pursuant to a stock exchange agreement on August 15, 2000, five million shares (5,000,000) of the Company's common stock were exchanged with five million shares of DigitalReach International, Inc. (DRII), a Nevada Corporation. As a result DRII became a 100% subsidiary of BTUS.

(d) On September 13, 2000, 29 million shares of the Company's common stock were exchanged with 29 million shares of common stock of Berten USA, Inc. pursuant to stock exchange agreement dated May 18, 2000.

(e) On November 3, 2000, the Company issued 5 million shares of common stock to Ridgeway Commercial Ventures Limited, a Belize corporation, in exchange for cancellation of $1,911,339 debt and non-interest bearing note amounting to $588,661. As of March 31, 2001, the note was paid and liquidated.

NOTE 9 - LEASE COMMITMENTS

The Company leases and subleases its facilities under various operating leases expiring through February 2004. Rent and related expenses under operating leases amounted to $127,301. Future minimum lease commitments are:

                                       12
                                     -72-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

Year             BTUS                 DRC                Total
----            -------            --------            --------
2001            $32,238            $196,599            $288,837
2002             24,894             211,080             235,974
2003                 --             199,352             199,352
2004                 --              20,450              20,450


NOTE 10 - INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate, as follows:

Estimated net operating loss carry forward                          $ 6,109,030
                                                                    ===========

Estimated Current Tax Asset Value of Net Operating Loss
    Carryforwards at Current Prevailing Federal Tax Rate            $   916,354
Valuation Allowance                                                    (916,354)
                                                                    -----------
     Net Tax Asset                                                  $        --
                                                                    ===========

Current Income Tax Expense                                          $        --
                                                                    ===========

Deferred Income Tax Benefit                                         $        --
                                                                    ===========


NOTE 11 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There were no cash payments made for income taxes during the period; interest expense of $969 has been paid in cash.

NOTE 12 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in

                                       13
                                     -73-

                   BERTEN USA HOLDINGS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001

the normal course of business. As a result of the Company's continued losses from operations and with no established source of revenues, there is substantial doubt about the Company's ability to continue as a going concern. Until the operating subsidiary, digitalReach, begins earning revenues, as to which there can be no assurance, the Company will be incurring losses. It is the intent of the Company to seek investors for funding to continue the operations of its subsidiaries that are in their development stages.

On or about May 2001, DRC, the subsidiary that operates in Englewood, Colorado, has downsized its operations and terminated majority of its employees involved in its development operations. The funding of DRC technology development has been temporarily deferred as a result of DRC's major changes in its business development.

NOTE 13 - CONTINGENCIES

BTUS is indirectly involved in a court case involving its former affiliates, BertenUSA and Stratasys, Inc. The case is against the Chief Executive Officer of Stratasys, Inc. and was filed on September 20, 2000 with the San Luis Obispo County Superior Court on charges of self-dealing, breach of contract, fraudulent transfer and constructive fraud. The case was related to the proposed merger agreement between Berten USA, Stratasys, Inc. and Web Ventures (now DigitalReach Corporation) dated March 31, 2000. The merger did not become effective. At June 30, 2001, the lawsuit is still pending and no unasserted claim or assessment against Berten USA Holdings, Inc. has been determined.

NOTE 14 - EMPLOYEE STOCK OPTION

DRC has an employee stock option called "2000 Stock Option and Restricted Stock Plan" which was adopted effective September 7, 2000 and shall be in effect for ten years from date of adoption. Total options available are 1,815,008 shares of common stock, of which 1,089,500 have been awarded to employees at an exercise price ranging from $0.40 to $1.00 per share. As of June 30, 2001, no stock options have been exercised.

As a result of the termination of the employees, who were awarded the stock options, all the stock options issued have been canceled. At June 30, 2001, balance of employee stock option is zero.

NOTE 15 - SUBSEQUENT EVENTS

Amendments to the Articles of Incorporation of Berten USA Holdings, Inc. were filed on July 13, 2001 with the State of Florida as follows:

        a. The name of the Corporation is changed to DigitalReach Holdings, Inc.
        b. Each fifty (50) shares of the Corporation's common stock outstanding shall be converted and reconstituted into one (1) share of the Corporation's common stock. In lieu of issuing a fractional share, each fractional share shall be rounded up to a full share in accordance with the laws of the State of Florida.

                                       14
                                     -74-

                DIGITALREACH HOLDINGS, INC. AND SUBSIDIARIES
                       (Development Stage Companies)
                     CONSOLIDATED FINANCIAL STATEMENTS

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE(S)

INDEPENDENT AUDITORS' REPORT                                        3

CONSOLIDATED FINANCIAL STATEMENTS

     Balance Sheets                                                 4
     Statements of Operations                                       5
     Statements of Changes in Stockholders' Equity                  6
     Statements of Cash Flows                                       7
     Notes to Financial Statements                                8 - 17

SUPPLEMENTARY INFORMATION

     Schedules of General, Administrative and
     Development Expenses                                           18


                                         2
                                        -75-

                        JOSEFINA C. DE LA CRUZ, C.P.A.
                          A Professional Corporation

Josefina C. de la Cruz, CPA                      2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                                   Santa Ana, CA 92705
Timothy Vo, CPA                                        Tel. No. (714) 558-8703
Marissa B. Zacarias, Operations Manager                 Fax No. (714) 558-7940

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
DigitalReach Holdings, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying consolidated balance sheets of DigitalReach Holdings, Inc. (formerly Berten USA Holdings, Inc.) and Subsidiaries (Development Stage Companies), as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DigitalReach Holdings, Inc. (A Development Stage Company) and Subsidiaries (Development Stage Companies) as of December 31, 2001 and 2000 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has no established source of revenue, suffered recurring losses from operations. These raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz, CPA
A Professional Corporation
Santa Ana, California

March 8, 2002

----------------------------------------------------------------------------
        MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS'
                           SEC PRACTICE GROUP
           CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS'
                           TAX PRACTICE GROUP
                                   3
                                        -76-

DIGITALREACH HOLDINGS, INC. (formerly Berten USA Holdings, Inc.) & SUBSIDIARIES
                         (Development Stage Companies)
                          CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                                      2001         2000
                                                   -----------  -----------
                                     ASSETS

CURRENT ASSETS
      Cash and cash equivalents                     $    3,823  $   907,151
      Other receivables                                  5,950        5,950
      Due from affiliates                               49,075            -
                                                   -----------  -----------
           Total current assets                         58,848      913,101
                                                   -----------  -----------

PROPERTY & EQUIPMENT, NET (Note 3)                      52,946      328,115
                                                   -----------  -----------

OTHER ASSETS
      Note receivable (Note 5)                               -      588,261
      Other note receivables (Note 6)                  237,171            -
      Deposits                                          17,961       37,961
                                                   -----------  -----------
           Total other assets                          255,132      626,222
                                                   -----------  -----------

TOTAL ASSETS                                       $   366,926  $ 1,867,438
                                                   ===========  ===========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                             $   221,867  $    82,401
      Accrued expenses                                 171,272       87,420
      Notes payable                                     79,315            -
                                                   -----------  -----------
           Total current liabilities                   472,454      169,821
                                                   -----------  -----------

MINORITY INTEREST (Note 7)                                   -            -
                                                   -----------  -----------

STOCKHOLDERS' EQUITY (Note 9)
      Preferred Stock, no par value, 10,000,000
      shares authorized, 0 shares issued and
      outstanding                                            -            -

	Common Stock, no par value; 100,000,000
      shares authorized; 9,565,311 shares and
      42,065,000 shares, issued and outstanding      6,437,395    5,565,000
      Paid-in capital                                   (3,000)      (3,000)
      Accumulated Deficit                           (6,539,923)  (3,864,383)
                                                   -----------  -----------
           Total Stockholders' Equity                 (105,528)   1,697,617
                                                   -----------  -----------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY           $   366,926  $ 1,867,438
                                                   ===========  ===========

See accompanying notes and independent auditors' report.
                                    4
                                        -77-

DIGITALREACH HOLDINGS, INC. (formerly Berten USA Holdings, Inc.)  & SUBSIDIARIES
                         (Development Stage Companies)
                      CONSOLIDATED STATEMENTS OF INCOME

                                      Cumulative
                                      from 6/3/97
                                       (Date of
                                      Inception)          Years Ended December 31,
                                          to       -------------------------------------
                                        12/31/01      2001          2000        1999
                                      -----------  -----------  -----------  -----------
                                                                             (Unaudited)
REVENUE                               $         -  $         -  $         -  $         -

EXPENSES
      General, administrative
        and development expenses        5,226,097    2,471,756    2,588,486      165,855
      Depreciation                        153,403      101,682       51,721            -
                                      -----------  -----------  -----------  -----------

      Total Operating Expenses          5,379,500    2,573,438    2,640,207      165,855
                                      -----------  -----------  -----------  -----------

NET OPERATING LOSS                     (5,379,500)  (2,573,438)  (2,640,207)    (165,855)
                                      -----------  -----------  -----------  -----------

OTHER INCOME (EXPENSE)
      Interest  income                      4,718        2,884        1,834            -
      Interest expense                     (3,965)      (1,055)      (2,910)           -
      Loss on sale of fixed
        assets (Note 16)                 (105,300)    (103,931)      (1,369)           -
      Loss on uncollectible debt       (1,247,076)           -   (1,247,076)           -
                                      -----------  -----------  -----------  -----------
      Total other income (expense)     (1,351,623)    (102,102)  (1,249,521)           -

NET LOSS BEFORE MINORITY INTERESTS     (6,731,123)  (2,675,540)  (3,889,728)    (165,855)

MINORITY INTERESTS -
  SHARE OF LOSS (Note 7)                  191,200            -       27,345      163,855
                                      -----------  -----------  -----------  -----------

NET LOSS                              $(6,539,923)  (2,675,540) $(3,862,383) $    (2,000)
                                      ===========  ===========  ===========  ===========

NET LOSS PER COMMON SHARE                          $     (0.92) $    (14.29) $     (0.10)
                                                   ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES                                2,896,469      270,200       20,000
                                                   ===========  ===========  ===========

See accompanying notes and independent auditors' report.
                                    5
                                        -78-

DIGITALREACH HOLDINGS, INC. (formerly Berten USA Holdings, Inc.) & SUBSIDIARIES
                        (Development Stage Companies)
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          From June 3, 1997  (Date of Inception) to December 31, 2001

                                                                                                      Total
                                                     Common Stock          Paid-in     Accumulated  Stockholders'
                                                   Shares      Amount      Capital       Deficit      Equity
                                                -----------  -----------  -----------  -----------  -----------
Shares issued for services on June 3, 1997        5,000,000  $     5,000  $    (3,000) $         -  $     2,000

Net loss, June 3, 1997 to December 31, 1997               -            -            -       (2,000)      (2,000)
                                                -----------  -----------  -----------  -----------  -----------
Balance, December 31, 1997                        5,000,000        5,000       (3,000)      (2,000)           -
                                                -----------  -----------  -----------  -----------  -----------
Balance, December 31, 1998                        5,000,000        5,000       (3,000)      (2,000)           -
                                                -----------  -----------  -----------  -----------  -----------
Balance, December 31, 1999                        5,000,000        5,000       (3,000)      (2,000)           -

Restatement on May 18, 2000 per stock split      (5,000,000)           -            -            -            -

Common Stock Retroactively restated on
May 18, 2000 (1 to 5 reverse stock split)         1,000,000            -            -            -            -

Shares issued on May 18, 2000 for
for cancellation of debt                          2,000,000    1,000,000            -            -    1,000,000

Shares issued for services on June 26, 2000          65,000       25,000            -            -       25,000

Shares issued to shareholders of Digitalreach
International for its 5,000,000 common
shares, August 15, 2000                           5,000,000        5,000            -            -        5,000

Shares issued on September 13, 2000 in
exchange with common stock of Berten USA, Inc.   29,000,000    2,030,000            -            -    2,030,000

Shares issued in exchange for note receivable
and cancellation of debt on November 3, 2000      5,000,000    2,500,000            -            -    2,500,000

Net loss for the year ended December 31, 2000             -            -            -   (3,862,383)  (3,862,383)
                                                -----------  -----------  -----------  -----------  -----------
Balance, December 31, 2000                       42,065,000    5,565,000       (3,000)  (3,864,383)   1,697,617

Common stock retroactively restated to reflect
50 to 1 reverse stock split (rounding of shares
included) on July 13, 2001                      (41,223,639)

Shares issued in exchange of cancellation of
notes on September 29, 2001                       7,971,940      797,194            -            -      797,194

Shares issued in exchange of cancellation of
notes on December 31, 2001                          752,010       75,201                                 75,201

Net loss for the year ended December 31, 2001                                           (2,675,540)  (2,675,540)
                                                -----------  -----------  -----------  -----------  -----------
Balance, December 31, 2001                        9,565,311  $ 6,437,395  $    (3,000) $(6,539,923) $  (105,528)
                                                ===========  ===========  ===========  ===========  ===========

See accompanying notes and independent auditors' report.
                                    6
                                        -79-

DIGITALREACH HOLDINGS, INC. (formerly Berten USA Holdings, Inc.) & SUBSIDIARIES
                         (Development Stage Companies)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Cumulative
                                                         from
                                                       06/03/97
                                                       (Date of
                                                       Inception      Years Ended December 31, 2001
                                                          to       -------------------------------------
                                                       12/31/01        2001         2000        1999
                                                      -----------  -----------  -----------  -----------
                                                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                            $(6,539,923) $(2,675,540) $(3,862,383) $         -
  Adjustment to reconcile net loss to net cash used
    in operating activities
      Minority interest in net loss of subsidiary        (191,200)           -      (27,345)    (163,855)
      Depreciation and amortization                       153,403      101,682       51,721            -
      Loss on uncollectible debts                       1,247,076            -    1,247,076            -
      Loss on sale of assets                              103,931      103,931            -
      Decrease (increase) in:
        Other receivable                                   (5,950)           -       (5,950)           -
      Increase (decrease) in:
        Accounts payable                                  221,867      139,466       82,401            -
        Accrued expenses                                  171,275       83,852       87,423            -
                                                      -----------  -----------  -----------  -----------
        NET CASH USED BY OPERATING ACTIVITIES          (4,839,521)  (2,246,609)  (2,427,057)    (165,855)
                                                      -----------  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from deposits                                  (17,961)      20,000      (37,961)           -
  Proceeds from sale of equipment                          69,556       69,556            -            -
  Purchase of equipment                                  (379,839)           -     (376,878)      (2,961)
                                                      -----------  -----------  -----------  -----------
        NET CASH USED BY INVESTING ACTIVITIES            (328,244)      89,556     (414,839)      (2,961)
                                                      -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                6,625,595      872,395    5,560,000      181,700
  Proceeds from notes receivable                                -      588,261     (588,261)           -
  Proceeds from other receivable                         (237,171)    (237,171)           -            -
  Advances to affiliates                               (1,296,151)     (49,075)  (1,247.076)           -
  Proceeds from issuance of notes                          79,315       79,315
                                                      -----------  -----------  -----------  -----------
        NET CASH PROVIDED BY FINANCING ACTIVITIES       5,171,588    1,253,725    3,734,163      183,700
                                                      -----------  -----------  -----------  -----------

NET INCREASE IN CASH                                        3,823     (903,328)     892,267       14,884

CASH, BEGINNING OF PERIOD                                       -      907,151       14,884            -
                                                      -----------  -----------  -----------  -----------
CASH,  END OF PERIOD                                  $     3,823  $     3,823  $   907,151  $    14,884
                                                      ===========  ===========  ===========  ===========

See accompanying notes and independent auditors' report.
                                    7
                                        -80-

DIGITALREACH HOLDINGS, INC. (formerly Berten USA Holdings, Inc.) & SUBSIDIARIES
                          (Development Stage Companies)
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 2001

NOTE 1 - ORGANIZATION HISTORY AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of DigitalReach Holdings, Inc. (DRHC), and its Subsidiaries, Net Dynamics, Inc.
(NDI), and digitalReach Corporation (DRC), collectively referred to as the "Company". All significant intercompany transactions have been eliminated in consolidation.

DigitalReach Holdings, Inc. (the Parent) was formerly Future Projects VII, Corp. and was organized on June 3, 1997, under the laws of the State of Florida. The Company currently has no operations and, in accordance with Statement of Financial Accounting Standards No. 7 (SFAS 7), "Accounting and Reporting for Development Stage Enterprises," is considered a development stage company. The articles of incorporation were amended on May 18, 2000 effecting a change of name to Berten USA Holdings, Inc. (BTUS). Other amendments changed its common stock par value from $0.001 to no par value. Total authorized shares is One Hundred Million (100,000,000) shares of common stock, no par value, and Ten Million shares of preferred stock no par value. On July 13, 2001 articles of incorporation were amended and changed the name to DigitalReach Holdings Inc. A reverse stock split converting each fifty
shares of no par common stock to one share was effected.   As of December 31,
2001, total issued and outstanding shares are 9,565,311 shares of common stock. There are no issued and outstanding shares of preferred stock as of December 31, 2001.

Net Dynamics, Inc. (formerly Digitalreach International, Inc.) was organized on July 31, 2000, under the laws of the State of Nevada. NDI currently has no operations and in accordance with SFAS 7, is considered a development stage company. NDI is a 100% subsidiary of DRHC.

digitalReach Corporation (formerly WebVentures Corporation) was organized and incorporated in the state of Virginia on March 26, 1999. Pursuant to a Stock Purchase Agreement with promissory note dated August 1, 2000, NDI (formerly DRII) acquired approximately 65% of DRC. digitalReach Corporation
(DRC) is considered a development stage company in accordance with SFAS 7. DRC's operations are currently based in Englewood, Colorado.DRC is in the process of developing a state-of-the-art People Asset Management (PAM) software solutions. Its flagship products, DigitalReach(1)tm and DigitalReach(x)tm are new generation of internet-business applications that will replace traditional paper-based hiring methods, with online standard skills database-driven solution. The Company's software addresses the challenges of evaluating, hiring, managing and retaining professional knowledge workers. It provides a global Internet or Internet open-market solution for precision matching employees, consultants and contractors with companies in search of human resources. DRC is a 65% subsidiary of Net Dynamics, Inc.

A subsidiary of DRHC, Berten USA, Inc., and a related entity, Stratasys, Inc., have not been consolidated with DRHC. A merger agreement was entered into on March 31, 2000 between Web Ventures Corporation (now digitalReach Corp.), Stratasys, Inc., a California Corporation and Berten, USA, Inc. The merger agreement intended that Berten USA, Inc. would be the surviving entity. The merger agreement did not become effective because it was never filed in accordance with the laws of each state of incorporation of the parties. Effective December 31, 2000, Berten USA, Inc. was spun-off from DRHC.
                                    8
                                        -81-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

     The Company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS
     94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated, except those in which (a) control of the subsidiary is temporary or (b) significant doubt exists regarding the parent's ability to control the subsidiary.

     The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

Cash and Cash Equivalents

     For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Property and equipment

     Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                                            Useful Life in Years
                                            --------------------
               Furniture and fixtures              5 - 7
               Equipment                           3 - 5
               Software                              3

     Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                                    9
                                        -82-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes that enactment date.

Stock-based compensation

     Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

Comprehensive income

     The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," on January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

Earnings per share

     Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period.
     Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

Reporting on costs of start-up activities

     Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs to be expended as incurred. With the adoption of SOP 98-5, there has been little effect on the Company's financial statements.

                                    10
                                        -83-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

Research and development costs

     All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expensed when incurred.

Advertising costs

     Advertising costs are charged to operations when incurred.

Segment reporting

     The company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS
     131 as it operates in only one segment.

Pension and other post retirement benefits

     The Company adopted Statement of Financial Accounting Standards No. 132 (SFAS 132), "Employers' Disclosures about Pensions and Other Post Retirement Benefits" on January 1, 1998. SFAS 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position were not affected by implementation of SFAS 132.

Derivative instruments

     Statement of Financial Accounting Standards No.133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

Year-end

     DRHC, DRII and DRC have selected a December 31, year-end. DRC originally had a March 31 year-end, and has changed to a December 31 year-end, effective for the year ended December 31, 2000; DRC's statement of operations has been restated to include the full year ended December 31, 2000.
                                    11
                                        -84-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2001 are:


                                         December 31, 2001                     December 31, 2000
                               -------------------------------------  -------------------------------------
                                   DHRC         DRC         Total         DHRC         DRC        Total
                               -----------  -----------  -----------  -----------  -----------  -----------
Equipment                      $    14,734  $    42,660  $    57,394  $    14,375  $   263,794  $   278,169
Software                                 -       55,051       55,051            -       55,051       55,051
Furniture and fixtures              11,448        1,900       13,348       10,246       35,587       45,833
                               -----------  -----------  -----------  -----------  -----------  -----------
Total property and equipment        26,182       99,611      125,793       24,621      354,432      379,053
Accumulated depreciation            (5,774)     (67,073)     (72,847)        (694)     (50,244)     (50,938)
                               -----------  -----------  -----------  -----------  -----------  -----------
Property and equipment, net    $    20,408  $    32,538  $    52,946  $    23,927  $   304,188  $   328,115
                               ===========  ===========  ===========  ===========  ===========  ===========

Depreciation and amortization expense for the year ended December 31, 2001 and 2000 amounted to $101,682 and $51,721, respectively.

At December 31, 2001, all the purchased software were fully amortized and have zero net book value.

NOTE 4 - CURRENT LIABILITIES

The breakdown of various current liabilities of DRHC and its subsidiaries, as of December 31, 2001, are as follows:

                                     DRHC          NDI          DRC         Total
                                  -----------  -----------  -----------  -----------
     Accounts payable             $         -  $         -  $   221,867  $   221,867
     Accrued expenses                       -            -      171,272      171,272
                                  -----------  -----------  -----------  -----------
     Total current liabilities    $         -  $         -      393,139      393,139
                                  ===========  ===========  ===========  ===========

NOTE 5 - NOTE RECEIVABLE

The Company periodically receives advances from its shareholders for temporary source of funds. The Company issued 5,000,000 shares of common stock to its shareholders for $2,500,000 in exchange for cancellation of advances totaling $1,911,339 and note receivable of $588,661 on November 3, 2000. As of December 31, 2000, note receivable from shareholder amounted to $588,261. On March
31, 2001, the note was paid and liquidated.

                                    12
                                        -85-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001


NOTE 6 - OTHER NOTES RECEIVABLE

Other notes receivable consists of the following:

                                              DRHC          DRC        TOTAL
                                           -----------  -----------  -----------
     Notes Receivable - Officers           $         -  $   103,091  $   103,091
     Notes Receivable - Service Provider       134,080            -      134,080
                                           -----------  -----------  -----------
     Total                                 $   134,080  $   103,091  $   237,171
                                           ===========  ===========  ===========


Notes receivable from officers is a 6% interest bearing note dated December 22, 2001, principal and interest payable after 3 years. The loan is secured by 25,443 common shares of DRC, which are owned by the officer.

The notes receivable - service provider represents refunds for overpayment to a service provider in the amount of $134,080.

NOTE 7 - MINORITY INTERESTS

On August 14, 2000, a stock investment agreement with conditional promissory note was entered between NDI and DRC. NDI acquired approximately 65% of DRC's total issued and outstanding shares consisting of 14,055,000 common shares at $.40 per share or a total consideration of $5,622,000. The business combination was accounted for under a pooling of interest. Under the pooling of interest method, the historical costs of the separate companies' assets and liabilities are combined and became the recorded amounts of the company's assets and liabilities. The combining companies' stockholders' equity accounts, also, are combined.

The stock investment agreement with conditional promissory note provides for initial payment of $654,985 and the balance in scheduled installment payments. The final payment will be adjusted so that the aggregate investment is exactly $5,622,000. As of December 31, 2001 the balance of the conditional promissory note payable by NDI is $1,113,356. Negotiations are in process for the extension and revision of the stock purchase agreement. Other than the minority interests below, all the inter-company accounts have been eliminated.

Minority interests consist of 35% shareholders' equity in DRC.

          Common Stock          $       133
          Paid-in Capital           191,067
          Accumulated Deficit	     (191,200)
                                -----------
                                $         -

The majority interest absorbed the entire accumulated deficit attributed to the minority interest in excess of the balance of the capital stock pursuant to Accounting Research Bulletin No. 51 (ARB51), paragraph 15. If future earnings will materialize, the majority interest will be credited to the extent of such losses previously absorbed.

                                    13
                                        -86-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

NOTE 8 - CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to risk consists of cash and cash equivalent accounts in financial institutions, which during the period exceeded the $100,000 federally insured limit. The Company believes it is not exposed to any significant risk as deposits are maintained with reputable and stable financial institutions. At December 31, 2001, cash account balances are below $10,000.


NOTE 9 - STOCKHOLDERS' EQUITY

As of January 1, 2000, there were 5,000,000 shares of common stock issued and outstanding. Effective May 18, 2000, a 1 for 5 reverse stock split was effected and the outstanding common shares were restated at 1,000,000 shares. Other subsequent stock issuances follow:

     (a) Pursuant to a stock purchase agreement, the Company issued Two Million shares (2,000,000) of common stock for note on May 18, 2000 for one million dollars ($1,000,000).

     (b) On June 26, 2000, the Company issued 65,000 shares of common stock for professional services valued at $25,000.

     (c) Pursuant to a stock exchange agreement on August 15, 2000, five million shares (5,000,000) of the Company's common stock were exchanged with five million shares of Net Dynamics, Inc. (formerly DRII), a Nevada Corporation. As a result NDI became a 100% subsidiary of DRHC.

     (d) On September 13, 2000, 29 million shares of the Company's common stock were exchanged with 29 million shares of common stock of Berten USA, Inc. pursuant to stock exchange agreement dated May 18, 2000.

     (e) On October 23, 2000, the Company issued 5 million shares of common stock to Ridgeway Commercial Ventures Limited, a Belize corporation, in exchange for cancellation of $1,911,339 debt and non-interest bearing note amounting to $588,661. As of March 31, 2001, the note was paid and liquidated.

     (f) On July 13, 2001 there was a reverse stock split converting fifty shares of no par common stock to one share no par common stock.

     (g) On September 29, 2001, 7,971,940 shares of common stock were issued to Ridgeway Commercial Ventures in exchange for cancellation of indebtedness in the amount of $797,194.

     (h) On December 31, 2001 the Company entered into a stock purchase agreement with Croftville Ventures, Inc. whereby the latter agreed to purchase 1,352,043 shares of common stock at $0.10 per share. At December 31, 2001, 752,010 shares of common stock were issued to Croftville Ventures, Inc. in exchange for cancellation of debt amounting to $75,201.

                                    14
                                        -87-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001

At December 31, 2001, total issued and outstanding common shares total 9,565,311 shares, which are designated as follows:

          Free Trading Shares	                41,980
          Restricted Shares                  799,381
          Regulation S Shares	             8,723,950
                                         -----------
          TOTAL SHARES                     9,565,311
                                         ===========

NOTE 10 - LEASE COMMITMENTS

The Company leases and subleases its facilities under various operating leases expiring through year 2002. Rent and related expenses under operating leases amounted to $201,002 and $127,301 for years ended December 31, 2001 and 2000, respectively. Future minimum lease commitments are:

              Year        DRHC
          -----------  -----------
              2002     $    24,894

DRC had two lease commitments expiring through February 2004. The premises were vacated in July 2001 and the contracts were terminated and closed. In exchange for rent payable and for the lease commitments that were cancelled, DRC transferred to the lessor fixed assets aggregating a fair market value of $70,018.

NOTE 11 - INCOME TAXES

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has besen made to the extent of any tax benefit that net operating losses may generate, as follows:

     Estimated net operating loss carry forward                   $ 6,539,923
                                                                  ===========

     Estimated Current Tax Asset Value of Net Operating Loss
          Carryforwards as Current Prevailing Federal Tax Rate    $   980,988
     Valuation Allowance                                             (980,988)
                                                                  -----------
          Net Tax Asset                                           $         -
                                                                  ===========
     Current Income Tax Expense                                   $         -
                                                                  ===========
     Deferred Income Tax Benefit                                  $         -
                                                                  ===========

                                    15
                                        -88-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001


NOTE 12 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

There were no cash payments made for income taxes during the period; interest expense of $1,055 and $2,910 have been paid for years ended December 31, 2001 and 2000, respectively.


NOTE 13 - CONTINGENCIES

DRHC is indirectly involved in a court case involving its former affiliates, BertenUSA and Stratasys, Inc. The case is against the Chief Executive Officer of Stratasys, Inc. and was filed on September 20, 2000 with the San Luis Obispo County Superior Court on charges of self-dealing, breach of contract, fraudulent transfer and constructive fraud. The case was related to the proposed merger agreement between Berten USA, Stratasys, Inc. and Web
Ventures (now digitalReach Corporation) dated March 31, 2000. The merger did not become effective. At December 31, 2001, the lawsuit is still pending. It was determined on March 6,2002 that the attorneys for Berten USA, Inc. asked for and was granted by the Court a voluntary dismissal (without prejudice) of the case. The court calendared a hearing for March 27, 2002 to determine whether or not the cross-complaint against the Company should likewise be dismissed. Given the merits and the circumstances, the Company is optimistic the Court will dismiss the cross-complaint. Total bad debts written off as of December 31, 2000 amounted to $1,247,076.


NOTE 14 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As a result of the Company's continued losses from operations and with no established source of revenues, there is substantial doubt about the Company's ability to continue as a going concern. It is the intent of the Company to seek investors for funding to continue the operations of its subsidiaries that are in their development stages.

On or about May 2001, DRC, the subsidiary that operates in Englewood, Colorado, has substantially downsized its operations and terminated all of the employees involved in its development; thereafter, Company's operations has been minimal. The funding of DRC technology development has been temporarily deferred as a result of DRC's major changes in its business development.


NOTE 15 - EMPLOYEE STOCK OPTION

DRC has an employee stock option called "2000 Stock Option and Restricted Stock Plan" which was adopted effective September 7, 2000 and shall be in effect for ten years from date of adoption. Total options available are 1,815,008 shares of common stock, of which 1,089,500 have been awarded to employees at an exercise price ranging from $0.40 to $1.00 per share. As of December 31, 2001 no stock options have been exercised.

As a result of the termination of the employees, who were awarded the stock options, all the stock options issued have been canceled. At December 31, 2001, balance of employee stock option is zero.

                                    16
                                        -89-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             December 31, 2001


NOTE 16- LOSS ON DISPOSAL OF ASSETS

Subsequent to the closure of DRC's leased premises, and after September 30, 2001, more than 90% of its fixed assets were disposed and sold for cash, payment of outstanding accounts payable and payments for services. The actual loss on disposition of these assets amounted to $103,931 and $1,369 for years 2001 and 2000.





                                    17
                                        -90-

               DIGITALREACH HOLDINGS, INC. AND SUBSIDIAIRES
                      (Development Stage Companies)
  Consolidated Schedule of Development, General and Administrative Expenses
                                 Schedule A

                                       Cumulative
                                          from
                                        06/03/97
                                        (Date of
                                        Inception
                                           to
                                        12/31/01       2,001         2000
                                       -----------  -----------  -----------
Salaries and wages                     $ 2,468,456  $ 1,179,828  $ 1,210,192
Legal and accounting                       270,311            -      191,875
Consulting                                 651,946      451,349      197,889
Travel and entertainment                   232,328       40,965      191,363
Rent                                       328,303      201,002      127,301
Employee recruitment and training          199,619       74,361      109,474
Payroll taxes                              184,380       96,837       87,543
Advertising and marketing                  208,299      123,899       77,408
Outside services                           103,942       30,363       73,579
Directors' fee                               6,100        6,100            -
Employee benefits                           76,729        1,685       75,044
Equipment rental                            96,686       57,481       39,205
Office expense                              89,274       51,289       30,344
Telephone                                   32,609       10,592       22,017
Telecommunications and internet             25,479        8,335       17,144
Payroll tax penalties                       19,174        3,497       15,677
Public and corporate relations              15,601        1,205       14,396
Software expense                            38,044       26,618       11,426
Dues and subscriptions                      14,913        3,186       11,727
Insurance                                   88,714       80,328        8,386
Repairs and maintenance                     17,862        2,126        7,588
Printing                                     5,619            -        5,619
Postage and shipping                         7,951        3,301        4,650
Licenses and permits                        11,224        5,704        5,520
Miscellaneous                               32,534       11,705       20,301
                                       -----------  -----------  -----------
Total development, general, and
  administrative expenses              $ 5,226,097  $ 2,471,756  $ 2,555,668
                                       ===========  ===========  ===========

See accompanying notes and independent auditors' report.

                                     18
                                        -91-

                                    PART III

ITEM 1.  EXHIBIT INDEX

     A.  EXHIBITS INCORPORATED BY REFERENCE

     Exhibits listed below are attached to the original filing and are hereby incorporated by reference herein.

Sequential
No.                                                                       Page No.
----------                                                                --------
(3)         Articles of Incorporation and Bylaws

            3.1     Articles of Incorporation of Future Projects VII Corp.
                    filed June 3, 1997

            3.2     Articles of Amendment to Articles of Incorporation of
                    Future Projects VII Corp. filed June 2, 2000

            3.3     Bylaws

(4)         Form of Common Stock Certificate

(10)

            10.1 Stock Exchange Agreement dated May 18, 2000 by and between Future Projects VII Corp. and Berten USA Inc.

            10.2 Stock Purchase Agreement dated May 18, 2000 by and between Asean Commercial Holdings Ltd. and Future
                     Projects VII Corp.

            10.3 Stock Exchange Agreement dated August 15, 2000 by and between Berten USA Holdings, Inc. and Digitalreach
                     International, Inc.

                                     -92-


            10.4 Stock Purchase Agreement dated October 23, 2000 by and between Berten USA Holdings, Inc. and Ridgeway
                     Commercial Ventures, Ltd.

(21)        List of Subsidiaries

(23)        Consents - Experts

            23.1     Consents of Josefina De La Cruz, Certified Public
                     Accountant

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 25, 2002                        DIGITALREACH HOLDINGS, INC.



                                            By: /s/ Chris Albornoz
                                                ----------------------------
                                                Chris Albornoz
                                                President

                                     -94-